UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONTENTS

KEY CONSOLIDATED DATA	3

HIGHLIGHTS OF THE PERIOD	4

RATINGS	6

MACROECONOMIC ENVIRONMENT	7

EVENTS IN 2009	8

EXECUTIVE SUMMARY	10

SANTANDER’S RESULTS IN BRAZIL	11
Income Statement	11
Balance Sheet	15

RISK MANAGEMENT	19

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE	21

SUMMARIZED FINANCIAL STATEMENTS	22

ANNEXES – ADDITIONAL UNAUDITED FINANCIAL INFORMATION

KEY CONSOLIDATED DATA

PRELIMINARY NOTE

This press release contains additional unaudited fi nancial information. The complete audited fi nancial statements for 2010 will be available until April 30th, 2010.

The following information is based on the consolidated results of Banco Santander (Brasil) S.A., prepared in accordance with the International Financial Reporting Standards (IFRS).

Following the acquisition of Banco Real in August 2008, the operating results of Banco Santander (Brasil) S.A. for the twelve months ended December 31, 2008 and 2009, “2008” and “2009” respectively, are not directly comparable. Therefore, in order to enable a more accurate analysis of the Bank’s businesses, all fi gures in this performance report include the pro-forma information for the twelve months in 2008 as if Banco Real had been consolidated in January 2008.

KEY CONSOLIDATED DATA	2009	2008	Var.	4Q09	3Q09	Var.
			2009x2008			4Q09x3Q09

INCOME (R$ million)
Net interest income	22,167	19,231	15.3%	5,850	5,656	3.4%
Net fees	6,238	5,866	6.3%	1,666	1,556	7.1%
Allowance for loan losses	(10,520)	(7,240)	45.3%	(2,275)	(3,101)	-26.6%
Administrative and personnel expenses	(10,947)	(11,532)	-5.1%	(2,893)	(2,674)	8.2%
Net profit	5,508	3,913	40.8%	1,591	1,472	8.1%

BALANCE SHEET (R$ million)
Total assets	315,973	294,190	7.4%	315,973	306,235	3.2%
Securities	80,616	50,921	58.3%	80,616	76,541	5.3%
Loan portfolio[1]	138,394	136,039	1.7%	138,394	132,949	4.1%
Individuals	43,352	39,153	10.7%	43,352	42,405	2.2%
Consumer financing	24,627	24,757	-0.5%	24,627	24,225	1.7%
SMEs	32,417	34,289	-5.5%	32,417	31,029	4.5%
Corporate	37,998	37,839	0.4%	37,998	35,290	7.7%
Funding from Clients	143,672	149,534	-3.9%	143,672	152,367	-5.7%
Total equity	69,266	49,837	39.0%	69,266	55,666	24.4%
Total equity excluding goodwill [2]	40,954	22,349	83.2%	40,954	27,354	49.7%

PERFORMANCE INDICATORS (%)
Return on shareholders’ equity - annualized	9.8%	10.3%	-0.5 p.p.	10.0%	11.5%	-1.5 p.p.
Return on shareholders’ equity excluding goodwill[2] - annualized	19.3%	16.8%	2.6 p.p.	18.0%	25.3%	-7.3 p.p.
Return on average asset - annualized	1.8%	1.5%	0.4 p.p.	2.0%	2.0%	-
Efficiency Ratio³	35.0%	44.1%	-9.1 p.p.	36.8%	33.7%	3.1 p.p.
Recurrence[4]	57.0%	50.9%	6.1 p.p.	57.6%	58.2%	-0.6 p.p.
BIS ratio excluding goodwill[2]	25.6%	14.7%	10.9 p.p.	25.6%	17.8%	7.8 p.p.

PORTFOLIO QUALITY INDICATORS (%)
Delinquency[5] - IFRS	7.2%	5.7%	1.5 p.p.	7.2%	7.7%	-0.5 p.p.
Delinquency[6] (more than 90 days) - BRGAAP	5.9%	3.9%	2.0 p.p.	5.9%	6.5%	-0.6 p.p.
Delinquency[7] (more than 60 days) - BRGAAP	6.8%	5.0%	1.8 p.p.	6.8%	7.7%	-0.9 p.p.
Coverage ratio[8]	101.7%	105.8%	-4.1 p.p.	101.7%	101.0%	0.7 p.p.

OTHER DATA
Assets under management - AUM (R$ million)	98,407	80,402	22.4%	98,407	93,114	5.7%
Numbers of credit and debit cards (thousand)	33,337	29,743	12.1%	33,337	32,126	3.8%
Branches	2,091	2,083	0.4%	2,091	2,090	0.0%
PABs (mini branches)	1,502	1,503	-0.1%	1,502	1,508	-0.4%
ATMs	18,094	18,120	-0.1%	18,094	18,081	0.1%
Total Customers (thousand)	22,240	20,918	6.3%	22,240	22,007	1.1%
Total Active Account Holders [9] (thousand)	10,240	9,831	4.2%	10,240	10,054	1.8%
Employees	52,457	54,109	-3.1%	52,457	52,108	0.7%

1 Credit Portfolio (managerial).
2 Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência.
3 Efficiency Ratio: General Expenses/Total Income. Efficiency Ratio, excluding Cayman Hedge for 12M08, 12M09, 4Q09 and 3Q09 would be : 43.1%, 36.3%, 37.2% and 35.2% .
4 Net commissions / General expenses.
5 Portfolio overdue by more than 90 days plus loans with high default risk / Credit Portfolio (managerial).
6 Portfolio overdue by more than 90 days / Credit Portfolio BRGAAP.
7 Portfolio overdue by more than 60 days / Credit Portfolio BRGAAP.
8 Allowance for Loan Losses / Portfolio overdue by more than 90 days plus loans with high default risk.
9 Customers with active accounts during a 30-day period according to the Brazilian Central Bank.

HIGHLIGHTS OF THE PERIOD

RESULTS

  Banco Santander recorded net income of R$5,508 million in 2009, an increase of 41% (R$1,595 million) over the R$ 3,913 million in 2008.

  Acceleration of net income growth: Year-on-year variation 6M09/6M08: 13%; 9M09/9M08: 30% and 2009/2008: 41%.

  17.8 p.p. difference between year-on-year growth in total revenues (excluding the Cayman Hedge) and expenses in the twelvemonth period:

  – Total revenues (excluding the Cayman hedge) grew by 12.7% in twelve months

  - General Expenses felt 5.1% in twelve months, with the capture of synergies

INDICATORS

  Improvement in the Management Indicators in twelve months (12M09/12M08):

  – Efficiency ratio1: 35.0% in 2009, down 9.1 p.p.

  – Recurrence ratio2: 57.0% in December 2009, up 6.1 p.p.

  – ROE3: 19.3% in 2009, up 2.6 p.p.

  Sound Balance Sheet:

  – BIS Ratio4: 25.6% in December, up 10.9 p.p. in twelve months (2009/2008)

  – Coverage ratio: 102% in December, up 0.7 p.p. in the quarter

BALANCE SHEET

  Total Assets of R$ 315,973 million, an increase of 7.4% in twelve months

  Credit to Customers grew by 1.7% in twelve months to reach R$ 138,394 million

  Savings deposits grew by 22.2% in twelve months, to reach R$ 25,217 million

  Total equity of R$ 40,954 million (excluding goodwill4 of R$ 28,312 million)

SANTANDER SHARE

  BM&FBOVESPA Ticker: SANB11 (unit), SANB3 (common share), SANB4 (preferred share)

  NYSE Ticker: BSBR

  – Market Value6 on 02/02/2010: R$ 83.6 billion

  – Market Value6 on 02/02/2010: US$ 45.7 billion

  – Free float (thousands): 399,044,177

  – Net income5 per 1,000 shares in 2009:

      • Common Shares – R$ 15.32

      • Preferred Shares – R$ 16.85

1 General Expenses / Total revenues
2 Net Fees / General Expenses
3 Net income / Average total equity. Excluding the Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência
4 Excluding the Goodwill from the acquisition of Banco Real and Real Seguros Vida e Previdência
5 Net income weighted by average shares issued (in thousands)
6 Market value: total shares (PN+ON) /105 (Unit = 50 PN + 55 ON) x closing price of Unit (SANB11) on 02/02/2010

HIGHLIGHTS OF THE PERIOD

Net interest income
R$ million

15.3%
19,231
22,167
2008
2009

Net fees
R$ million

6.3%
5,866
6,238
2008
2009

Administrative and personnel expenses
R$ million

-5,1%
(11,532)
(10,947)
2008
2009

Net profit
R$ million

40.8%
3,913
5,508
2008
2009

Efficiency Ratio[1]
%

-9.1 p.p.
44.1
35.0
2008
2009

[1] Excluding Cayman Hedge for 2008 and 2009 the efficiency ratio would be: 43,1% e 36,3%.

Return on shareholders' equity[1]
%

2.6 p.p.
16.8
19.3
2008
2009

[1] Net profit divided by total equity, excluding goodwill

RATINGS

Santander is rated by international agencies and the ratings assigned reflect its operating performance and the quality of its management.

RATINGS

RATING AGENCY		LONG TERM	SHORT TERM

Fitch Ratings	National Scale	AAA (bra)	F1+ (bra)
	Local Currency	BBB+	F2
	Foreign Currency	BBB	F2

Standard & Poor’s	National Scale	brAAA	brA-1
	Local Currency	BBB-	A-3
	Foreign Currency	BBB-	A-3

Moody’s	National Scale	Aaa.br	Br-1
	Local Currency	A2	P-1
	Foreign Currency	Baa3	P-3

MACROECONOMIC ENVIRONMENT

Recent economic indicators have confi rmed the continuance of economic growth. The relaxing of credit restrictions, the reduction in interest rates and, most of all, the increased confi dence of the business community are signs that the worse of the crisis is behind us.

The GDP in the third quarter of 2009, reported in December, was 1.3% higher than in the previous quarter. This performance refl ects the recovery in the industry, but the weak performance of the agricultural sector hampered growth. The biggest highlight, however, is the recovery of investments, which grew by 6.5% over the previous quarter. In the job market, unemployment rate reached 6.8% in December, continuing its recovery that began in March, when it reached its peak of 9.0% during the crisis.

Infl ation maintained a favorable trend to end 2009 at 4.3% . The low food prices and weak industrial activity enabled the basic interest rate (Selic) to remain at its lowest level of 8.75% until the end of 2009.

As for external accounts, the balance of payments in the twelve months up to December improved, mainly due to the infl ow of investments, which refl ects the increased confi dence in the Brazilian economy.

This has been one of the factors behind the Real’s appreciation, which was R$ 1.74/US$ at the end of the fourth quarter of 2009, up 2.0% from the previous quarter.

The maintenance of high foreign reserves, which totaled US$239 billion in December 2009, also contributed to a better perception of Brazil.

Total credit in the fi nancial system continues its recovery trend, especially in the personal loan segment. In December, the credit/ GDP ratio was 45.0%, the highest in 15 years.

Individual loans continued growing, due to the lower interest rates and the improvement in consumer confi dence. Payroll loans are a key component of the individual loan portfolio (mainly due to their volume and quality) showing strong growth rates, mortgages also presented solid growth rates. Corporate loans have begun showing signs of recovery, positively contributing to the increase in non-earmarked credit portfolio. However, the reduced average tenors of the new originated loans (refl ecting a subdue loan demand for investment activities) coupled with the higher default levels, indicate that credit conditions have not been fully normalized yet.

In general terms, the sound fundamentals of the economy and of the fi nancial system were fundamental for mitigating the effects of the crisis on Brazil. The maintenance of solid fundamentals will play a signifcant role in the new cycle of economic recovery and this scenario should drive business growth in the banking industry.

ECONOMIC AND FINANCIAL INDICATORS	4Q09	3Q09	4Q08

Country risk (EMBI)	197	234	428
Exchange rate (R$/ US$ end of period)	1.74	1.78	2.34
IPCA (in 12 months)	4.30%	4.30%	5.90%
Selic Rate (a.a.)	8.75%	8.75%	13.75%
CDI[1]	2.09%	2.18%	3.32%
Reference rate (TR)[1]	0.03%	0.11%	0.63%
Ibovespa Index (closing)	68,588	61,518	37,550

1 Quarterly effective rate

RECENT EVENTS

PUBLIC OFFERING OF UNITS

The Board of Directors’ meeting held on September 18, 2009 approved the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, all registered shares, without par value, free and clear of any lien or encumbrances, each representing 55 common shares and 50 preferred shares, all registered with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of (i) Units in Brazil (Brazilian Offering) in the over-the-counter market in accordance with CVM Instruction 400/2003, and (ii) Units outside of Brazil (International Offering), including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the U.S. Securities Act of 1933. Such meeting also approved the Bank’s listing and the trading of Units (comprised common shares and preferred shares), in BM&FBOVESPA’s Level 2 of Corporate Governance Practices.

On October 6, 2009, the Global Offering units were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) since October 7, 2009.

On October 14, 2009 the Brazilian Central Bank ratified the capital increase in the amount of R$12.3 billion, related to the Global Offering of 525,000,000 units.

On October 29, 2009, the offering outlay was increased by 6.85%, or 35,955,648 Units due to the partial exercise of the over-allotment option in the international offering. The total capital increase amounted to R$13,182 million and issue costs of R$193.6 million were recorded to debit the account of capital reserves.

ACQUISITION OF SANTANDER SPAIN’S CREDIT PORTFOLIO

In 2009, the Bank acquired from Santander Spain through our Grand Cayman branch, in cumulative conditions, a portfolio of trade and export financing agreements related to transactions carried out with Brazilian clients or their affiliate companies abroad, in the amount of US$807 million in 3Q09 and US$1,170 million in 4Q09, totaling US$1,977 million in the year, the equivalent to R$3,442 million.

DISPOSAL OF ASSETS NOT RELATED TO OUR CORE BUSINESSES

On September 18, 2009, our Management decided to sell to Santusa, a Santander Group company headquartered in Spain, all the shares owned by the Bank in Companhia Brasileira de Meios de Pagamento – Visanet, Companhia Brasileira de Soluções e Serviços, Serasa S.A., Tecnologia Bancária S.A. and Visa Inc.

ALLOCATION OF ADDITIONAL FUNDS TO THE CAYMAN BRANCH

On December 24, 2009, approval was given by Banco Santander (Brasil) S.A. to the allocation of an additional US$ 2,000,000,000.00 to the Cayman branch, whose capital rose from US$ 1,614,266,965.28 to US$ 3,614,266,965.28. The increase is to help Banco Santander’s plans for the Cayman Branch to sustain the growth of assets, maturity of issues and lines, improve the branch’s profile and structural liquidity and increase the volume of onlendings pursuant to Resolution No. 2770 of the Central Bank of Brazil.

CORPORATE RESTRUCTURING

The corporate restructuring will help unify operations and simplify the corporate structure of the Santander Group in Brazil, consequently reducing administrative costs, especially those related to legal and accounting obligations. Below is a summary of the Corporate Restructuring events that took place in 2009:

1/30/2009 – Merger of Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. And Credicenter Empreendimentos e Promoções Ltda. into ABN AMRO Administradora de Cartões de Crédito Ltda.

2/27/2009 – Acquisition of 100% of the shares of Real Capitalização S.A., held by ABN AMRO Brasil Dois Participações S.A., by Santander Capitalização S.A.

3/19/2009 – Conclusion of the acquisition of 50% of the shares of Real Seguros Vida e Previdência S.A. (new corporate name of Real Tokio Marine Vida e Previdência S.A., which is currently under approval by Susep) held by Tokio Marine Seguradora S.A., by Banco Santander (Brasil) S.A. On the same date, Banco Santander (Brasil) S.A. sold the aforementioned shares to Santander Seguros S.A., as well as 100% of the shares of ABN AMRO Brasil Dois Participações S.A. (company that held 50% of Real Seguros Vida e Previdência S.A.) to Santander Seguros S.A.

4/30/2009 – Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. into Banco ABN AMRO Real S.A. and merger of Banco ABN AMRO Real S.A. into Banco Santander (Brasil) S.A., which is currently under approval by the Central Bank.

5/29/2009 – Merger of ABN AMRO Brasil Participações e Investimentos S.A. into ABN AMRO Administradora de Cartões de Crédito Ltda.

6/29/2009 – Sale of 51% of the shares of Fonet Brasil S.A., held by ABN AMRO Administradora de Cartões de Crédito Ltda. to Fonet Soluções de Telemática Ltda.

RECENT EVENTS

6/30/2009 – Sale of all investment held by Banco Santander (Brasil) S.A. in the capital of Diamond Finance Promotora de Vendas S.A., corresponding to 2,550 common shares, to Edure Administração, Participação e Representação Ltda. and PR Administração e Participações Ltda.

8/14/2009 – Merger of the shares of Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., Santander Seguros S.A. and Banco Comercial e de Investimento Sudameris S.A. into Banco Santander (Brasil) S.A.

8/31/2009 –

  Spin-off of Santander Investimentos em Participações S.A., with transfer of assets to Santander Advisory Services S.A. and Banco Santander (Brasil) S.A., which is currently under approval by the Central Bank.

  Merger of Banco Comercial e de Investimento Sudameris S.A. and ABN AMRO Administradora de Cartões de Crédito Ltda. by Banco Santander (Brasil) S.A., which is currently under approval by the Central Bank.

9/30/2009 –

  Merger of Real Capitalização S.A. into Santander Capitalização

  Merger of Real Seguros Vida e Previdência S.A. (new corporate name of Real Tokio Marine Vida e Previdência S.A., which is under approval by Susep) and ABN AMRO Brasil Dois Participações S.A. into Santander Seguros S.A., which is under approval by Susep.

  Merger of ABN AMRO Arrendamento Mercantil S.A. into Santander Leasing S.A. Arrendamento Mercantil which is under approval by the Central Bank.

  Partial spin-off of Santander Corretora de Câmbio e Valores Mobiliários S.A. with transfer of part of its net equity to Santander S.A. Corretora de Câmbio e Títulos, which is under approval by the Central Bank.

  Merger of Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários into Santander S.A. Corretora de Câmbio e Títulos, which is under approval by the Central Bank.

10/30/2009 – Merger of Instituto Cultural Banco Real into Santander Cultural.

11/30/2009 –

  Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. into Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., which is under approval by the Central Bank.

  Merger of Santander Brasil Arrendamento Mercantil S.A. into Santander Leasing S.A. Arrendamento Mercantil, which is under approval by the Central Bank.

12/1/2009 – Sale of 99% of the shares of REB Empreendimentos e Administradora de Bens S.A., held by Banco Santander (Brasil) S.A., to Capital Riesgo Global, SCR de Régimen Simplificado, S.A.

SUBSEQUENT EVENTS

a) Getnet Association

On January 14, 2010, Banco Santander executed the contract and corporate instruments with Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda. (Getnet) to, jointly, operate, develop and sell, in the Brazilian Market, services to capture and process credit and/or debit cards transactions. Details on the association and its business plan will be presented at the end of the first quarter.

b) Early redemption of Subordinated CDB (Bank Deposit Certificate)

On January 22, 2010, the Bank carried out the early redemption of a Subordinated Bank Deposit Certificate issued by Banco Santander, S.A. (Spain), with original maturity on March 25, 2019, in the amount of R$1,507,000, pursuant to an authorization granted by the Central Bank of Brazil on January 8, 2010.

The early redemption had the intention to improve the Bank’s funding structure.

EXECUTIVE SUMMARY

EXECUTIVE SUMMARY

The year 2009 was full of achievements for Santander in Brazil. Besides holding the largest public share offering in Brazil, it was the first year we operated jointly as Banco Santander and Banco Real. With this merger, we got the opportunity to seek, over the course of 2009, for the best practices in each bank in order to meet our client needs in the most effective way.

Santander recorded net income of R$ 5,508 million in 2009, 40.8% increase compared to 2008. The growth is even higher than the 30.3% growth between the first nine months of 2009 and 2008.

Net income in the fourth quarter was R$ 1,591 million, 8.1% higher than the R$ 1,472 million in the previous quarter.

Total equity in December reached R$ 40,954 million, excluding the R$ 28,312 million related to the goodwill on the acquisition of Banco Real and Real Seguros Vida e Previdência. Average return on equity adjusted for goodwill was 19.3%, a 2.6 p.p. increase compared to the same period of 2008.

In 4Q09, we registered some non-recurring events such as: (1) Gross gain of R$54 million from the partial divestment of Cetip, (2) R$ 207 million gain related to the effect from the payment of taxes under the program for settlement of tax debits through cash and installment payments under Law 11,941/09 (REFIS) (3) R$ 207 million provisions for contingencies to strengthen our balance sheet

We highlight the evolution of net interest income during the year, which was 15.3% in twelve months (or R$2,936 million), mainly due to the 12.4% growth in the average credit volume in the period.

Another highlight is the 5.1% decline in general expenses, largely due to the synergies obtained from retaining the best practices of each bank.

The performance indictators show positive evolution:

- Performance Indicators: the Cost/Income Ratio in 2009 reached 35.0%, a 9.1 p.p. drop from 2008. Recurrence Ratio (net commissions / general expenses) was 57.0%, up 6.1 p.p. in twelve months, and ROE (adjusted for goodwill) rose by 2.6 p.p to reach 19.3% .

- Sound Balance Sheet: The BIS ratio came to 25.6% in December, 10.9 p.p. up in twelve months. The coverage ratio came to 102% in December, marginally improving in the quarter.

The credit porfolio grew by 1.7% in twelve months, resulting, on the one hand, from the lower credit demand from companies and, on the other, by the foreign exchange variation, which affected our foreign currency portfolio.

Credit showed signs of recovery in the fourth quarter of 2009, growing 4.1% over the previous quarter. The growth recovery is evident in consumer finance and in small and medium companies, which grew 1.7% and 4.5%, respectively.

Credit growth was led by loans to individuals, which grew 10.7% in twelve months and 2.2% in the quarter to reach R$ 43,352 million in December 2009. The growth drivers were credit cards, payroll loans and real mortgage loans.

Total clients deposits1 in 2009, incuding investment funds, came to R$242,079 million, a 5.3% increase over 2008, led by savings deposits (22.2% up) and investment funds (22.4% up).

INTEGRATION – IMPORTANT ACHIEVEMENTS

The year 2009 was decisive for the integration process. Important stages were completed, which resulted in synergy gains that exceeded our initial expectations.

New products, services and functionalities were included in the daily lives of our clients. The objective was to extract in all the stages of the process, the best that each bank has to offer. Several changes brought immediate benefits to clients and enabled us to leverage our businesses.

The integration process is moving according to schedule. Important stages were completed in 2009, relating to the unification of the back office, wholesale banking (GB&M), corporate banking, companies, private banking, integration of ATMs for main operations and legal incorporation of BANCO ABN AMRO REAL S.A. by Banco Santander (Brasil) S.A.

In terms of products, the launch of new “Santander Master and Real Master” was a milestone in this process as it brought together the best ideas of each bank in a single product available to customers of both banks.

Notable among the initiatives taken in the fourth quarter are:

  Integration of the brokerages;

  Unification of relationship model, reducing the involvement of branches in operational routines;

  Legal merger of Asset Management and Leasing;

  Shared offering of products in the two networks, such as Flex credit card;

  Offering of Van Gogh services to Santander’s high income clients;

  Unification of the administrative offices at “Torre Santander”, which began in November 2009 and is scheduled for completion in February 2010.

  A common commercial model definition for both branches network, focusing on closer client relationship, business efficiency and balancing results, productivity and quality;

  Single platform in insurance services (personal accident, home and auto insurance), with expansion of insurance partners (Marítima and SulAmerica).

Going forward, we will focus on completing the implementation of gaps and projects to enable us to plan and conduct the tests before the systems are fully rolled out, thus concluding the integration process with the complete unification of the branche networks.

1 Iincludes savings, demand deposits, time deposits, debentures, LCA and LCI

SANTANDER’S RESULTS IN BRAZIL

INCOME STATEMENT
INCOME STATEMENT	2009	2008	Var.	4Q09	3Q09	Var.
(R$ MILLION)			2009x2008			4Q09x3Q09

Net Interest Income	22,167	19,231	15.3%	5,850	5,656	3.4%
Income from equity instruments	30	39	-23.1%	8	7	14.3%
Share of results of entities accounted for using the equity method	295	305	-3.3%	5	33	-84.8%
Net fees	6,238	5,866	6.3%	1,666	1,556	7.1%
Fee and commission income	7,148	6,849	4.4%	1,888	1,797	5.1%
Fee and commision expense	(910)	(983)	-7.4%	(222)	(241)	-7.9%
Gains (losses) on financial assets and liabilities (net) +
exchange differences (net)	2,665	777	243.0%	390	578	-32.5%
Other operating income (expenses)	(116)	(75)	54.7%	(59)	106	n.a.
Total income	31,279	26,143	19.6%	7,860	7,936	-1.0%
General expenses	(10,947)	(11,532)	-5.1%	(2,893)	(2,674)	8.2%
Administrative expenses	(5,436)	(5,858)	-7.2%	(1,423)	(1,345)	5.8%
Personnel expenses	(5,511)	(5,674)	-2.9%	(1,470)	(1,329)	10.6%
Depreciation and amortization	(1,249)	(1,236)	1.1%	(265)	(339)	-21.8%
Provisions (net)¹	(3,481)	(1,702)	104.5%	(482)	(1,190)	-59.5%
Losses on assets (net)	(10,868)	(6,655)	63.3%	(2,125)	(3,844)	-44.7%
Allowance for loan losses²	(9,983)	(6,573)	51.9%	(2,148)	(3,008)	-28.6%
Losses on other financial assets (net)	(885)	(82)	n.a.	23	(836)	n.a.
Net gains on disposal of assets	3,403	54	n.a.	34	2,280	-98.5%
Net profit before tax	8,137	5,072	60.4%	2,129	2,169	-1.8%
Income tax	(2,629)	(1,159)	126.8%	(538)	(697)	-22.8%
Net profit	5,508	3,913	40.8%	1,591	1,472	8.1%

[1] Includes provisions for civil, labor and others litigations.
[2] Includes recoveries of loans previously written off.

Net interest income in 2009 reached R$ 22,167 million, an increase of 15.3% or R$ 2,936 million compared to R$ 19,231 million in the same period last year. The increase was mainly driven by the 12.4% growth in the average credit volume in twelve months.

Net interest income in the fourth quarter was 3.4% higher than in the previous quarter. The decrease in credit revenues on account of the seasonal effect was more than offset by the increase in revenues related mainly to the capital increase.

NET INTEREST INCOME (R$ MILLION)	2009	2008	Var.	4Q09	3Q09	Var.
			2009x2008			4Q09x3Q09

Credit	16,880	14,832	13.8%	4,110	4,225	-2.7%
Average Volume	133,878	119,157	12.4%	132,844	132,184	0.5%
Spread	12.6%	12.4%	0.2%	12.3%	12.7%	-0.4%
Deposits	921	1,007	-8.5%	216	213	1.4%
Average Volume¹	103,319	98,323	5.1%	99,627	102,334	-2.6%
Spread	0.9%	1.0%	-0.1%	0.9%	0.8%	0.0%
Non-interest bearing liabilities and others	4,366	3,392	28.7%	1,525	1,218	25.2%
Total net interest income	22,167	19,231	15.3%	5,850	5,656	3.4%

[1] Includes demand deposits, saving deposits and time deposits.

GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES (NET) + EXCHANGE DIFFERENCES

Gains (losses) on financial assets and liabilities (net) plus exchange differences totaled R$2,665 million in 2009, an increase of 243.0% (R$1,888 million) over the R$777 million in 2008.

This increase is chiefly due to the R$ 1,146 million gain related to the hedging activities of the Cayman branch’s equity foreign exchange exposure, against a R$600 million loss in 2008.

This strategy is used to mitigate the exchange rate variation effects of offshore investments on net income. The gain of R$1,146 million was offset by losses of aproximatedly the same amount recorded in taxes.

SANTANDER’S RESULTS IN BRAZIL

GAINS (LOSSES) ON FINANCIAL ASSETS AND	2009	2008	Var.	4Q09	3Q09	Var.
LIABILITIES (NET) (R$ MILLION)			2009x2008			4Q09x3Q09

Total	2,665	777	243.0%	390	578	-32.5%
Hedge Cayman	1,146	(600)	n.a.	84	338	-75.1%
Total excluding Cayman Hedge	1,519	1,377	10.3%	306	240	27.3%

NET FEES

Net fees totaled R$6,238 million in 2009, a 6.3% increase over 2008. The year 2009 was marked by a stricter regulatory environment than in 2008, when a few banking fees were curbed and Banco Santander carried out an alignment of fees between Banco Real and Santander. The line that was most affected by these events was banking fees, which rose by 3.4% in twelve months.

Fees from insurance and capitalization (also called savings bonds) were the highlights of 2009, growing by 23.4% in twelve months, mainly due to new products offering in the Real branch network, such as car insurance, housing insurance and loan protection insurance.

Revenues from credit cards grew substantially, mainly due to the expansion of the client base and the higher penetration of related products, in addition to the seasonal effect on the business. The acquisition of Banco Real brought to Santander oportunities to cross sell products and roll out best practices.

Capital market commissions grew by 30.6% in the year and by 86.4% in the quarter, mainly due to the increase on fees on large transactions with wholesale banking clients and on Santander’s public shares offering.

NET FEES (R$ MILLION)	2009	2008	Var.	4T09	3T09	Var.
			2009x2008			4T09x3T09

Banking Fees	2,458	2,376	3.4%	632	620	1.9%
Insurance and Capitalization	1,042	844	23.4%	270	297	-8.8%
Asset Management	737	830	-11.2%	191	189	1.2%
Credit and Debit Cards	746	635	17.5%	219	186	17.9%
Receiving services	502	442	13.5%	128	128	0.1%
Collection	388	329	17.9%	101	99	2.1%
Bills, taxes and fees	114	113	0.7%	27	28	-6.7%
Capital markets	539	413	30.6%	205	110	86.4%
Foreign trade	384	397	-3.2%	100	91	9.8%
Others[1]	(171)	(72)	136.5%	(79)	(64)	23.4%
Total	6,238	5,866	6.3%	1,666	1,556	7.1%

[1] Includes taxes and others

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses (administrative + personnel) totaled R$10,947 million in 2009, down 5.1% (or R$585 million) from R$11,532 million in 2008. The reduction is mainly due to the synergies resulting from the incorporation of Banco Real by Banco Santander, which over the last 12 months have amounted R$1.1 billion.

In 2009, administrative and personnel expenses felt 7.2% and 2.9%, respectively, from 2008. Administrative expenses reached R$5,436 million and personnel expenses R$5,511 million in the period.

As a result, the efficiency ratio (general expenses divided by total revenue) decreased from 44.1% in 2008, to 35.0% in 2009, an improvement of 9.1 percentage points in the period.

ADMINISTRATIVE EXPENSES (R$ MILLION)	2009	2008	Var.	4Q09	3Q09	Var.
			2009x2008			4Q09x3Q09

Specialized third-party technical services	1,449	1,450	-0.1%	410	368	11.4%
Property maintenance and conservation	1,043	888	17.5%	275	254	8.3%
Data processing	898	1,049	-14.4%	186	217	-14.3%
Advertising, promotions and publicity	497	613	-18.9%	112	120	-6.7%
Communications	613	806	-23.9%	142	159	-10.7%
Transport and travel	168	180	-6.7%	58	39	48.7%
Security and surveillance	469	492	-4.7%	126	113	11.5%
Others	299	380	-21.3%	114	75	52.0%
Total	5,436	5,858	-7.2%	1,423	1,345	5.8%

PERSONNEL EXPENSES (R$ MILLION)	2009	2008	Var.	4Q09	3Q09	Var.
			2009x2008			4Q09x3Q09

Salaries	3,364	3,571	-5.8%	878	822	6.8%
Social security and pension plans	971	944	2.9%	279	236	18.2%
Benefits	749	678	10.5%	196	191	2.6%
Training	88	85	3.5%	38	26	46.2%
Others	339	396	-14.4%	79	54	46.3%
Total	5,511	5,674	-2.9%	1,470	1,329	10.6%

ALLOWANCEe FOR LOAN LOSSES

Allowance for loan losses amounted to R$10,520 million in 2009, 45.3% up on 2008.

With the international financial crisis, which impacted Brazil since the end of 2008, we noticed an increase in non-performing loans, especially from small and medium companies.

In response to the crisis, we made adjustments in our policies and strategies to maintain the levels of risks that are compatible with the risk management profile of the Santander Group, with policies and strategies customized for each of our business segments.

From the fourth quarter of 2008, Banco Real’s credit policies were progressively aligned to Banco Santander’s, which impacted the allowance for loan losses in the fourth quarter of 2008 and the first quarter of 2009.

The allowances increased until the third quarter of 2009. nI the fourth quarter, however, they fell 26.6% from the previous quarter, mainly due to a campaign held at the end of the year for settlement of portfolio in arrears until 90 days and shows the beginning of a credit quality recovery cycle.

RESULT OF ALLOWANCE FOR LOAN LOSSES	2009	2008	Var.	4Q09	3Q09	Var.
(R$ MILLION)			2009x2008			4Q09x3Q09

Expense for allowance for loan losses	(10,520)	(7,240)	45.3%	(2,275)	(3,101)	-26.6%
Income from recovery of credit written off as loss	538	667	-19.4%	127	93	35.9%
Total	(9,983)	(6,573)	51.9%	(2,148)	(3,008)	-28.6%

DELINQUENCY RATIO IN IFRS (OVER 90 DAYS)

The delinquency ratio (credits overdue more than 90 days, plus performing loans with high delinquency risk) stood at 7.2% in the fourth quarter of 2009, a 0.5 p.p. reduction in the quarter, signaling the beginning of a cycle of improved credit quality. The decline in the corporate segment was sharper, from 6.1% in the third quarter to 5.3% in the fourth quarter. For individuals, the default rate fell by 0.4 p.p. to reach 9.3% .

Note that the delinquency ratio is more conservative under IFRS than in Brazilian GAAP.

To enable comparison, we have also provided the numbers according to Brazilian standards.

DELINQUENCY RATIO IN BRGAAP (OVER 90 DAYS)

In the fourth quarter of 2009, the delinquency ratio for credits overdue more than 90 days represented 5.9% of the total portfolio, falling by 0.6 p.p. in the quarter. The corporate segment showed the highest fall of 1.1 p.p. in the period. This segment was the most affected by the financial crisis, which began to impact the quality of the assets in this portfolio at the end of last year. This favorable development signs that the worst phase of the crisis has been overcome in this segment.

NON-PERFORMING LOANS (OVER 60 DAYS IN BRGAAP)

Nonperforming loans reached 6.8% in the fourth quarter of 2009. Throughout the year 2009, we observed a deterioration in the quality of the loan portfolio, which suffered impact of the financial crisis. After four quarters of growth, the indicator improved in 4Q09, declining 0.9 p.p. from the previous quarter.

COVERAGE RATIO (IFRS)

The coverage ratio is obtained by dividing the allowance for loan losses by loans overdue more than 90 days plus performing loans with high delinquency risk. In the fourth quarter, the ratio reached 102%, remaining practicallty stable in comparison with 3Q09.

PROVISIONS (NET)

Provisions mainly include provisions for civil, labor and others litigations, in addition to expenses with operational and commercial integration (restructuring fund). This fund has been constituted using proceeds from the divestment of certain equity holdings in the third quarter of 2009, which we mentioned previously.

Provisions (net) totaled R$3,481 million in 2009, 105% (R$1.8 billion) more than the 2008 amount of R$1,702 million, mainly due to the additional allocation to the restructuring fund.

PROVISIONS (R$ MILLION)	2009	2008	Var.	4Q09	3Q09	Var.
			2009x2008			4Q09x3Q09

Provisions¹	(1,751)	(1,739)	0.7%	(443)	(408)	8.7%
Contingencies	(1,729)	37	n.a	(38)	(782)	-95.1%
Total	(3,481)	(1,702)	104.5%	(482)	(1,190)	-59.5%

[1] Includes provisions for civil, labor and others litigations.

SANTANDER’S RESULTS IN BRAZIL

TAXES

Tax expenses include mainly two components: income tax and social contribution. Income tax is calculated at a rate of 15% plus an additional rate of 10% on taxable income exceeding R$240,000 per year.

Social contribution is calculated at a rate of 15% on adjusted net income (for fi nancial institutions) (9% from January 1 to April 30, 2008). Deferred taxes on assets and liabilities are calculated based on the temporary differences between booked income and taxable income (temporary differences), tax losses and adjustments to fair value of securities and derivatives. In addition, we pay PIS and COFINS taxes at 4.65% on certain revenues, net of certain expenses.

Under IFRS, since PIS and COFINS taxes are assessed on the basis of certain revenues net of certain expenses, they are classifi ed as income taxes.

In 2009, an increase of 126.8% in the tax line, compared to the same period last year, can be explained mainly by the effect of the foreign exchange hedge.

The increased taxes resulting from the Group’s higher income were compensated by the tax gains on the goodwill from Banco Real.

BALANCE SHEET

ASSETS (R$ MILLION)	Dec/09	Dec/08	Var.	Sep/09	Var.
			Dec09xDec08		Dec09xSep09

Cash and balances with the Brazilian Central Bank	27,269	23,701	15.1%	21,261	28.3%
Financial assets held for trading	20,116	19,986	0.7%	19,261	4.4%
Other financial assets at fair value through profit or loss	16,294	5,575	192.3%	16,986	-4.1%
- Loans and advances to credit institutions	1,907	4,047	-52.9%	4,003	-52.4%
- Loans and advances to customers	389	1,435	-72.9%	606	-35.8%
- Others	211	93	126.9%	294	-28.2%
- Equity Instruments	13,787	-	n.a.	12,083	14.1%
Available-for-sale financial assets	46,406	30,736	51.0%	44,763	3.7%
Loans and receivables	152,163	162,725	-6.5%	149,973	1.5%
- Loans and advances to credit institutions	24,228	29,692	-18.4%	27,932	-13.3%
- Loans and advances to customers	138,005	141,214	-2.3%	132,343	4.3%
- Allowances for credit losses	(10,070)	(8,181)	23.1%	(10,302)	-2.3%
Tangible assets	3,702	3,829	-3.3%	3,682	0.5%
Intangible assets	31,618	30,995	2.0%	30,982	2.1%
- Goodwill	28,312	27,488	3.0%	28,312	0.0%
- Others	3,306	3,507	-5.7%	2,670	23.8%
Tax assets	15,779	12,920	22.1%	15,058	4.8%
Other assets	2,626	3,723	-29.5%	4,269	-38.5%
Total assets	315,973	294,190	7.4%	306,235	3.2%

LIABILITIES (R$ MILLION)

Financial liabilities held for trading	4,435	11,210	-60.4%	5,316	-16.6%
Financial liabilities at amortized cost	203,567	213,974	-4.9%	205,801	-1.1%
- Deposits from the Brazilian Central Bank	240	185	29.7%	562	-57.3%
- Deposits from credit institutions	20,956	26,326	-20.4%	18,754	11.7%
- Customer deposits	149,440	155,495	-3.9%	154,548	-3.3%
- Marketable debt securities	11,439	12,086	-5.4%	10,945	4.5%
- Subordinated liabilities	11,304	9,197	22.9%	11,149	1.4%
- Other financial liabilities	10,188	10,685	-4.7%	9,843	3.5%
Insurance contracts	15,527	-	n.a.	13,812	12.4%
Provisions¹	9,480	8,915	6.3%	11,555	-18.0%
Tax liabilities	9,457	6,156	53.6%	9,287	1.8%
Other liabilities	4,241	4,098	3.5%	4,798	-11.6%
Total liabilities	246,707	244,353	1.0%	250,569	-1.5%
Total Equity²	69,266	49,837	39.0%	55,666	24.4%
Total liabilities and equity	315,973	294,190	7.4%	306,235	3.2%

[2] Provisions for pensions and contingent liabilities.
[3] Includes minority interest and adjustment to market value.

Total assets stood at R$ 315,973 million on December 31, 2009, an increase of 7.4% up on previous year. The credit portfolio amounted to R$ 138,394 million, whereas the security portfolio equalled to R$ 80,616 million, mainly government securities.

The R$21,781 million growth in total assets is mainly due to the incorporation of the insurance company, refl ected mainly in “Other fi nancial assets at fair value through profi t or loss” and “Liabilities for insurance contracts”.

1 Under Brazilian income tax rules, gains (losses) resulting from the impact of changes in the BRL_USD exchange rate on our dollar denominated investments in Cayman are not taxeble (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedging portifolio, comprised of derivatives, is set up in such a way that the net profit is insensitive to this tax related foreign exchange exposure. Though, our effective tax rate is still impacted by foreign exchange movements.

SANTANDER’S RESULTS IN BRAZIL

SECURITIES (R$ MILLION)	Dec/09	Dec/08	Var.	Sep/09	Var.
			Dec09xDec08		Dec09xSep09

Public securities	54,495	37,493	45.3%	48,148	13.2%
Private securities	7,221	4,027	79.3%	10,073	-28.3%
PGBL / VGBL pension fund quotas	13,787	-	n.a.	12,083	14.1%
Financial instruments	5,113	9,401	-45.6%	6,237	-18.0%
Total	80,616	50,921	58.3%	76,541	5.3%

CREDIT PORTFOLIO

The credit portfolio grew 1.7% in twelve months and 4.1% in the quarter, totaling R$ 138.4 billion. The appreciation of the Real against the Dollar signifi cantly impacted our credit portfolio during the year. Without this impact, credit grew 5.4% year-on-year. Moreover, under IFRS, the credit portfolio does not include the acquisition of portfolio with joint liability. Including the acquisition, the year-on-year credit growth (without the foreign exchange effect) is 6.7% .

In 2009, we acquired the amount of US$ 1,977 million loan portfolio through our offi ce in Cayman, which US$ 807 million in the third quarter and US$ 1,170 million in the fourth quarter of 2009.

The year 2009 was marked by the fi nancial crisis, which affected mainly the corporate segment. Faced with this adverse scenario, Santander has adopted more conservative credit policies.

BREAKDOWN OF CREDIT TO CLIENTS	Dec/09	Dec/08	Var.	Sep/09	Var.
(R$ MILLION)			Dec09xDec08		Dec09xSep09

Individuals	43,352	39,153	10.7%	42,405	2.2%
Consumer financing	24,627	24,757	-0.5%	24,225	1.7%
SMEs	32,417	34,289	-5.5%	31,029	4.5%
Corporate	37,998	37,839	0.4%	35,290	7.7%
Total	138,394	136,039	1.7%	132,949	4.1%
Total guarantees	20,967	25,405	-17.5%	21,247	-1.3%
Total credit with guarantees	159,361	161,444	-1.3%	154,196	3.3%

LOANS TO INDIVIDUALS

In December 2009, loans to individuals increased 10.7% in twelve months to reach R$ 43.352 million. The growth was mainly driven by credit cards, payroll and mortgage loans.

The volume of credit cards grew 21.4% in twelve months and 13.8% in the quarter, reaching 8,472 million in 2009. The sustained growth of this product was driven by the strategy to increase market share and profi tability through product innovation and aggressive client acquisition efforts. The growth in the quarter was mainly due to the seasonal revenue effect and the expansion of the client base.

The payroll loan portfolio grew 33.0% in twelve months to R$ 10,176 million at the end of December 2009. Of this, R$7.956 million was originated by Santander itself and R$2,220 million was purchased from other banks (which is not accounted as credit portfolio).

Mortgage loans grew 16.8% in twelve months and 4.8% in the quarter, reaching R$ 5,226 million. In 2009, we implemented the mortgage platforms for individuals and corporate in Santander’s network. The platforms, already in operation at Banco Real, facilitate the process and relations with clients and have support of mortgage lending specialists, who assist the sales force in order to speed up the lending process.

SANTANDER’S RESULTS IN BRAZIL

CONSUMER FINANCE

The consumer fi nance portfolio fell by 0.5% in the year and grew by 1.7% in the quarter, reaching R$ 24,627 million in December 2009. The performance can be explained by the review of the business model, which prioritizes the profi tability to market share. In the fourth quarter of 2009, we observed recovery in the pace of growth.

This portfolio is managed by Aymoré Crédito, Financiamento e Investimento S.A., a fi nancial institution specialized in granting loans directly to consumers or through correspondents, whose main business is the fi nancing vehicle, which represents approximately 80% of the total portfolio. The acquisition of Banco Real complemented Santander’s operations, which had a relatively small share in the consumer fi nancing market.

CORPORATE LOANS

Loans to large companies totaled R$ 37.998 million, an increase of 0.4% in the year and of 7.7% in the fourth quarter over the third quarter. The appreciation of the Real against the Dollar in 2009 affected the portfolio’s performance.

Loans to small and medium companies dropped 5.5% in twelve months as a result of the crisis, which implied lower demand for credit from these companies. The segment recovered in the fourth quarter of 2009, growing 4.5% over the previous quarter.

DEPOSITS AND INVESTMENT FUNDS

Total deposits from clients, including investment funds, came to R$242,079 million in 2009, 5.3% higher than in 2008. The highlights were saving deposits, with growth of 22.2%, and investment funds, with growth of 22.4% .

In comparison with 3Q09, the total amount of deposits and investment funds declined by 1.4% due to the 13.7% drop in time deposits, which was partially offset by the growth in investment funds, savings and demand deposits.

Due to the comfortable liquidity position in 2009, supported by the proceeds from Santander’s public offering, the funding mix changed, with time deposits representing a lower share, dropping from 59% in 4Q08 to 53% in 4Q09. The 14.8% or R$ 13,136 million drop in time deposits was concentrated among institutional clients, which ensures greater stability to the deposit base, besides bringing down funding costs.

SANTANDER’S RESULTS IN BRAZIL

FUNDING (R$ MILLION)	Dec 2009	Dec 2008	Var.	Sep/09	Var.
			2009x2008		Dec09xSep09

Demand deposits + Investment Account	15,140	15,298	-1.0%	13,516	12.0%
Savings deposits	25,217	20,643	22.2%	22,860	10.3%
Time deposits	75,771	88,907	-14.8%	87,821	-13.7%
Debentures/LCI/LCA¹	27,544	24,686	11.6%	28,170	-2.2%
Customer Deposits	143,672	149,534	-3.9%	152,367	-5.7%
Assets under management	98,407	80,402	22.4%	93,114	5.7%
Total	242,079	229,936	5.3%	245,481	-1.4%

1 Repurchase Agreement (Debentures), Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The following table shows the sources of funds used in credit operations. In addition to deposits from clients, net of reserve requirements, it is necessary to add external and internal funding, as well as securities issued abroad.

On December 31, 2009, the ratio of credit portfolio to total funding from clients was 89%, refl ecting the Bank’s comfortable liquidity position, with funding exceeding the credit portfolio by R$16.5 billion. Moreover, 77% of the total funding comes from clients through our extensive branch network and from corporate clients.

FUNDING VS. CREDIT (R$ MILLION)	Dec 2009	Dec 2008	Var.	Sep/09	Var.
			2009x2008		Dec09xSep/09

Funding from Clients	143,672	149,534	-3.9%	152,367	-5.7%
(-) Compulsory Deposits	(23,638)	(20,482)	15.4%	(18,293)	29.2%
Funding from Clients Net of Compulsory	120,034	129,052	-7.0%	134,074	-10.5%
Borrowing and Onlendings	19,409	25,282	-23.2%	18,251	6.3%
Subordinated Debts	11,304	9,197	22.9%	11,149	1.4%
Funding Abroad	4,223	5,573	-24.2%	4,518	-6.5%
Total Funding (A)	154,970	169,104	-8.4%	167,992	-7.8%
Total Credit (B)	138,394	136,039	1.7%	132,949	4.1%
B / A (%)	89%	80%	8.9 p.p.	79%	10.2 p.p.

BIS RATIO

Financial institutions are required to maintain a Available Capital consistent with their activities, higher than the minimum of 11% of their risk wheighted assets. In July 2008, new capital measurement rules under the Basel II Standardized Approach came into effect, which included a new methodology for credit and operational risks.

The above ratio already takes into account the impact of dividends and interest on equity approved by the board of directors in December 2009. It is worth mentioning that this ratio does not include the goodwill not amortized while calculating the available capital.

OWN RESOURCES AND BIS (R$ MILLION)	Dec 2009	Dec 2008	Var.	Sep/09	Var.
			2009x2008		Dec09xSep/09

Adjusted Tier I Regulatory Capital[1]	42,360	23,033	83.9%	28,616	48.0%
Tier II Regulatory Capital	9,973	8,504	17.3%	9,813	1.6%
Tier I and II Regulatory Capital[1]	52,333	31,537	65.9%	38,429	36.2%
Required Regulatory Capital	22,484	23,527	-4.4%	23,785	-5.5%
Risk-weighted assets	204,400	213,882	-4.4%	216,227	-5.5%
Basel II Ratio	25.6%	14.7%	10.9%	17.8%	7.8%

(*) Amounts calculated based on the consolidated information of the financial institutions (financial group)
1 Excluding the effect of goodwill relating to the merger of the shares of Banco Real and AAB Dois Par as per international rules.

RISK MANAGEMENT

Banco Santander’s operations are subject to a variety of risks. To manage these risks effectively, Santander has incorporated the Group’s worldwide risk management functions at various levels of the organization. In addition, committees headed by senior management oversee the fi nancial, credit and market risks of the divisions. Risk limits and exposures in local jurisdictions are further subject to approval from the Santander Group.

CREDIT RISK

Banco Santander’s credit risk management process is designed to follow Santander Group’s standards while taking into account its product offerings and the specifi c regulatory requirements of its operations in Brazil. The credit approval processes, particularly the approval of new loans and risk monitoring, are structured in accordance with customer and product classifi cation. Credit approval and monitoring are conducted separately and on different technological platforms for each of the networks operated under the Santander and Banco Real brands, but the policies and procedures applied are the same for each network, except for minor operational variations.

CREDIT MONITORING

Credit lines to retail banking customers are reviewed on a weekly basis. This process allows improvements in the credit exposure with customers that have presented good credit quality. Specifi c early warnings are automatically generated in case of deterioration of a customer’s credit quality. In such an event, a credit risk mitigation process designed to prevent default begins with identifi cation of the customer’s solvency problem (expenditures and other fi nancial commitments) and the customer is approached by the relationship manager.

Early warnings are automatically generated for SMEs, and their performance is monitored on a monthly basis. In addition, the fi nancial condition of each business is discussed by specifi c committees in the presence of the commercial area with the aim of continuously improving the quality of our credit portfolio.

We review the credit quality of our wholesale banking customers regularly, typically on a semi-annual basis, though we monitor customers who have been classifi ed as more likely to default on a quarterly basis. If this monitoring gives rise to any specifi c concern about the credit quality of a specifi c customer, a system of customer monitoring is used, with possible actions to be taken under the following categories: “monitor”, “reduce exposure”, “request collateral” or “cancel”.

MANAGEMENT OF OPERATIONAL AND TECHNOLOGICAL RISKS

Banco Santander evaluates each practice and procedure that the Bank adopts for compliance with the Santander Group‘s guidelines, the requirements of the New Basel Capital Accord - Basel II, relevant Central Bank resolutions and the requirements of the U.S. Sarbanes-Oxley Act of 2002.

COLLECTIONS

Banco Santander‘s collections department uses tools such as behavior and collection scoring to study the collection performance of certain groups in an attempt to lower costs and increase recoveries. Customers likely to make payment are classifi ed as low risk, requiring less aggressive strategies to ensure payment, and more attention is paid to maintaining a healthy customer relationship. Customers unlikely to make payment are classifi ed as high risk and contacted consistently regarding payment. All customers with past due amounts or whose loans have been rescheduled or otherwise restructured face internal restrictions.

Collection strategies are modifi ed according to the duration of the delay in payment, or days past due. In the early days of delinquency (less than 90 days past due), the collections department implements a more exhaustive model of collection, creating distinct strategies with closer monitoring. Call centers, letters and credit rating agencies, such as Serasa, which is a centralized data system used by several Brazilian fi nancial institutions and others for the credit approval process, are utilized during this phase. During this phase of collection, Banco Santander‘s emphasis is on recovering its customers. However, if a customer is 90 days past due, the Bank‘s focus turns toward recovering the money owed. At this point, Banco Santander outsources collection efforts to external collection agencies that earn a commission for any amounts recovered.

Collection strategies are modifi ed according to the duration of the delay in payment, or days past due. In the early days of delinquency (less than 90 days past due), the Collections department also manages debt and loan restructurings.

RISK MANAGEMENT

MARKET RISK

Market risk involves the exposure to such risk factors as interest rates, exchange rates, commodity prices, market prices of shares and other securities, by way of the product type, volume of operations, terms, contractual conditions and the underlying volatility.

Santander operates according to global policies within the Group’s risk tolerance levels and in line with its objectives in Brazil and worldwide. For this, it has developed its own Risk Management model based on the following principles:

- Functional autonomy;

- Execution capacity sustained by knowledge of and proximity to the client;

- Global scope of the function (different types of risks) and each client treated uniquely;

- Collective decisions that evaluate all the possible scenarios and do not compromise the results of individual decisions, including the Executive Committee on Credit, Market and Counterparty Risks, which sets the limits and approves the transactions, and the Asset and Liability Committee, which is responsible for the management of capital and the structural risks, including country risk, liquidity, as well as interest and exchange rates;

- Management and optimization of the risk/return ratio; and

- Advanced risk management methodologies such as Value at Risk (VaR) VaR (historical simulation of 521 days, with 99% confidence level and one day time horizon), scenarios, sensibility of financial margin, asset value and contingency plan.

The Market Risks department reports to the office of the Vice President of Credit and Market Risks, which implements the risk policies according to the instructions of the Board of Directors and the Santander Group’s Risks Division in Spain.

ENVIRONMENTAL AND SOCIAL RISK

Banco Santander is currently implementing the environmental and social risk management system at Santander Brazil that had been in place at Banco Real. Under this system, borrowers are screened for environmental and social concerns, such as contaminated land, deforestation, labor violations and other major environmental and social issues for which there are potential penalties.

A specialized team of biologists and geologists monitors the customers’ environmental practices, and a team of financial analysts studies the likelihood of damages that unfavorable environmental conditions may affect its customers’ creditworthness and the quality of the collateral posted.

SUSTAINABLE DEVELOPMENT AND CORPORATE GOVERNANCE

SUSTAINABLE DEVELOPMENT

Santander continued its process of building awareness, training and engagement for sustainability. In October, it launched the Sustainability in Action program, which aims to train the mobilization agents on disseminating sustainability at the branches. A total of 160 employees have already been trained, whose mission is to share this knowledge with their teams and encourage the adoption of sustainability practices in their daily routines.

Santander also helps other companies reinvent their businesses in a profi table and innovative manner, while integrating the fi nancial results with the care for environment and society. In the fourth quarter, 2009, it conducted four modules of the Caminhos e Desafi os (Ways and Challenges) program. In 2009, a total of 863 corporate clients and vendors participated in the program. The Group also conducted a workshop for businessmen during the UN Conference on Climate Change (COP-15) held in December in Copenhagen.

The Sustainability Practices Space portal was visited more than 1 million times in 2009. The factors behind this success are an online course featuring an imaginary character “Roberto”, a common man who gradually discovers a new way of seeing and doing things in his daily life.

Santander integrated its initiatives in private social investments, underlining its commitment to education. The Amigo de Valor (Valuable Friend) program raised R$ 6.9 million in 2009, which was directed to the Child and Adolescent Rights Funds in 31 cities in 17 states. A total of 25,418 people, including employees, clients, vendors and companies, participated in this edition. The Brazil School Project, which encourages voluntary efforts to improve the public education system, ended the year with 49 new volunteer groups, involving 170 partner schools and more than 2,000 employees.

On the cultural front, the Bank held in November the 11th Mature Talents Competition for senior citizens, which encourages their active participation by valuing their talent. In 2009, the program mobilized more than 3,600 service points at Santander and Real and had 11,150 participants.

The Bank also held the closing ceremony of the 5th Santander Entrepreneurship, Science and Innovation Awards. This is an initiative of Santander Universities to stimulate entrepreneurial spirit and scientifi c research at the academic level. There were 2,116 participants, 11% more than in 2008.

The photography competition “Fototalentos” for university students, sponsored by Universia, had 1,438 participants in Brazil, second among the 18 countries where Universia operates. Universia also conducted two meetings to discuss about higher education – the ‘Seminar on New Trends in Teaching and Learning’ at the Federal University of Rio Grande do Sul (UFRGS), and ‘The Responsibility of the Brazilian University as an Agent of Social Inclusion and Cohesion’, by the National Association of Administrators of Federal Universities (ANDIFES).

As for the environment, the Group’s new head offi ce in São Paulo received the ISO14001 certifi cation in December, attesting to the compliance of our Environment Management System to the Norm’s requirements. Through the Papa-Pilhas program, in 2009, the Group sent 155.5 tons of mobile phones and batteries gathered at 2,062 collection points for recycling.

In recognition for including sustainability in its business model, Santander received the ECO 2009 Award from the American Chamber of Commerce in association with the Valor Econômico newspaper.

CORPORATE GOVERNANCE

The global corporate governance model adopted by the Santander Group is characterized, especially, by the protection of shareholders’ rights as well as transparency in management and in communications with the strategic stakeholders, all of which have placed the group’s European units among the continent’s leaders in corporate governance.

Based on these credentials, Santander Brasil focused its efforts in 2009 on perfecting its policies and practices, also reinforced by the gains in synergy and complementarily resulting from the acquisition of Banco Real.

In this regard and in line with the best corporate governance practices, in October 2009, Santander listed its Units at Level 2 of the São Paulo Stock Exchange (BM&FBOVESPA) and its ADRs on the New York Stock Exchange (NYSE), and is thus subject to the supervision of the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities & Exchange Commission and the Sarbanes-Oxley Act.

Level 2 is a special listing segment of BM&FBOVESPA, exclusively for companies that comply with certain minimum requirements and undertake to abide by special corporate governance practices.

To establish and disseminate the standards of conduct expected from all of its employees, the Organization has a Code of Ethics, which establishes the values of citizenship, dignity, work, respect, loyalty, decorum, zeal and efficiency, the Code of Conduct in Securities Markets, as well as manuals for Prevention of Money Laundering, Press Relations, and Conduct in Purchase Management, a global publication. It also has an Information Security policy that is guided by the principles of confidentiality, integrity and availability.

Santander Brasil is managed by the Board of Directors, consisting of at least five members and a maximum of twelve, of which 20% should be independent members. The Board members meet four times a year at intervals determined by the Chairman of the Board. The Board is assisted by the Executive Board and the Executive Committee, which take decisions on running the business, capital allocation and large investments. Both are assisted by various specialized committees.

At an extraordinary meeting held on September 2, 2009, shareholders elected five new members to the Board of Directors, replacing two existing members. The respective terms of office will end at the Annual Shareholders’ Meeting to be held in 2011.

According to CVM Instruction 480/09, on the meeting held on February 01, 2010, the Board of Directors discussed, reviewed and agreed upon the independent auditor´s opinions which were exposed on the auditor´s report, and with the financial statements of 2009.

ASSETS (R$ MILLION)	Dec/09	Sep/09	Jun/09	Mar/09	Dec/08

Cash and balances with the Brazilian Central Bank	27,269	21,261	24,813	23,317	23,701
Financial assets held for trading	20,116	19,261	15,809	22,347	19,986
Other financial assets at fair value through profit or loss	16,294	16,986	6,068	6,462	5,575
- Loans and advances to credit institutions	1,907	4,003	4,627	3,490	4,047
- Loans and advances to customers	389	606	1,150	2,672	1,435
- Others	211	294	291	300	93
- Equity Instruments	13,787	12,083	-	-	-
Available-for-sale financial assets	46,406	44,763	30,593	27,294	30,736
Loans and receivables	152,163	149,973	161,645	159,356	162,725
- Loans and advances to credit institutions	24,228	27,932	31,993	30,977	29,692
- Loans and advances to customers	138,005	132,343	138,811	137,227	141,214
- Allowances for credit losses	(10,070)	(10,302)	(9,159)	(8,848)	(8,181)
Hedging derivatives	163	157	178	99	106
Non-current assets held for sale	171	53	58	120	113
Investments in associates	419	417	502	460	634
Tangible assets	3,702	3,682	3,600	3,742	3,829
Intangible assets	31,618	30,982	30,589	30,534	30,995
- Goodwill	28,312	28,312	27,263	27,190	27,488
- Other intangible assets	3,306	2,670	3,326	3,344	3,507
Tax assets	15,779	15,058	13,386	12,798	12,920
Other assets	1,871	3,642	1,637	3,170	2,870
Total do Ativo	315.973	306.235	288.878	289.699	294.190

LIABILITIES AND EQUITY (R$ MILLION)

Financial liabilities held for trading	4,435	5,316	4,887	8,268	11,210
Other financial liabilities at fair value through profit or loss	2	2	363	257	307
Financial liabilities at amortized cost	203,567	205,801	207,644	208,267	213,974
- Deposits from the Brazilian Central Bank	240	562	870	1,049	185
- Deposits from credit institutions	20,956	18,754	21,793	23,435	26,326
- Customer deposits	149,440	154,548	154,922	155,231	155,495
- Marketable debt securities	11,439	10,945	11,299	11,535	12,086
- Subordinated liabilities	11,304	11,149	10,996	10,938	9,197
- Other financial liabilities	10,188	9,843	7,764	6,079	10,685
Liabilities for insurance contracts	15,527	13,812	-	-	-
Hedging derivatives	10	21	63	207	265
Provisions[1]	9,480	11,555	10,203	9,749	8,915
Tax liabilities	9,457	9,287	7,352	6,402	6,156
Other liabilities	4,229	4,775	6,561	5,877	3,526
Total Liabilities	246,707	250,569	237,073	239,027	244,353
Shareholders’ equity	68,706	55,079	51,135	50,113	49,318
Minority interests	1	5	5	5	5
Valuation adjustments	559	582	665	554	514
Total equity	69,266	55,666	51,805	50,672	49,837
Total Liabilities and equity	315,973	306,235	288,878	289,699	294,190

[1] Provisions for pensions and contingent liabilities.

SUMMARIZED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS (R$ MILLION)	4Q09	3Q09	2Q09	1Q09	4Q08

Interest and similar income	10,934	9,731	9,775	9,996	11,117
Interest and similar expense	(5,084)	(4,075)	(4,286)	(4,824)	(5,733)
Net Interest Income	5,850	5,656	5,489	5,172	5,384
Income from equity instruments	8	7	8	7	5
Share of results of entities accounted for using the equity method	5	33	52	205	88
Net fees	1,666	1,556	1,573	1,443	1,314
Fee and commission income	1,888	1,797	1,799	1,664	1,581
Fee and commision expense	(222)	(241)	(226)	(221)	(267)
Gains (losses) on financial assets and liabilities (net)	390	578	1,051	646	(222)
Other operating income (expenses)	(59)	106	(110)	(53)	6
Total income	7,860	7,936	8,063	7,420	6,575
General expenses	(2,893)	(2,674)	(2,649)	(2,731)	(3,173)
Administrative expenses	(1,423)	(1,345)	(1,297)	(1,371)	(1,659)
Personnel expenses	(1,470)	(1,329)	(1,352)	(1,360)	(1,514)
Depreciation and amortization	(265)	(339)	(328)	(317)	(318)
Provisions (net)¹	(482)	(1,190)	(1,250)	(559)	(432)
Losses on assets (net)	(2,125)	(3,844)	(2,518)	(2,381)	(1,983)
Allowance for loan losses²	(2,148)	(3,008)	(2,467)	(2,360)	(1,920)
Losses on other financial assets (net)	23	(836)	(51)	(21)	(63)
Net gains on disposal of assets	34	2,280	1,040	49	5
Net profit before tax	2,129	2,169	2,358	1,481	674
Income tax	(538)	(697)	(745)	(649)	232
Net profit	1,591	1,472	1,613	832	906

[1] Includes provisions for civil, labor and others litigations.
[2] Includes recoveries of loans previously written off.

ADDITIONAL FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais)

ASSETS	2009	2008

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	27,269,012	23,700,500

FINANCIAL ASSETS HELD FOR TRADING	20,115,652	19,986,000
Loans and advances to credit institutions	67,170	-
Debt instruments	12,554,035	10,011,999
Equity instruments	2,544,441	678,993
Trading derivatives	4,950,006	9,295,008

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	16,294,460	5,574,961
Loans and advances to credit institutions	1,907,265	4,046,898
Loans and advances to customers	389,113	1,434,789
Debt instruments	210,973	93,274
Equity instruments	13,787,109	-

AVAILABLE-FOR-SALE FINANCIAL ASSETS	46,406,120	30,735,681
Debt instruments	44,745,924	29,491,191
Equity instruments	1,660,196	1,244,490

LOANS AND RECEIVABLES	152,162,954	162,725,106
Loans and advances to credit institutions	24,228,143	29,691,635
Loans and advances to customers	127,934,811	133,033,471

HEDGING DERIVATIVES	163,425	106,321

NON-CURRENT ASSETS HELD FOR SALE	171,464	112,824

INVESTMENTS IN ASSOCIATES	419,122	633,595

TANGIBLE ASSETS	3,701,769	3,829,074

INTANGIBLE ASSETS	31,617,939	30,995,287
Goodwill	28,312,236	27,488,426
Other intangible assets	3,305,703	3,506,861

TAX ASSETS	15,779,222	12,919,894
Current	2,162,063	1,150,737
Deferred	13,617,159	11,769,157

OTHER ASSETS	1,871,437	2,870,604

TOTAL ASSETS	315,972,576	294,189,847

ADDITIONAL FINANCIAL INFORMATION

LIABILITIES AND EQUITY	2009	2008

FINANCIAL LIABILITIES HELD FOR TRADING	4,434,734	11,209,600
Trading derivatives	4,401,709	11,197,268
Short positions	33,025	12,332

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	1,795	307,376
Deposits from credit institutions	1,795	307,376

FINANCIAL LIABILITIES AT AMORTISED COST	203,567,734	213,973,314
Deposits from the Brazilian central bank	240,113	184,583
Deposits from credit institutions	20,955,846	26,325,636
Customer deposits	149,440,156	155,494,839
Marketable debt securities	11,439,010	12,085,655
Subordinated liabilities	11,304,445	9,197,429
Other financial liabilities	10,188,164	10,685,172

HEDGING DERIVATIVES	9,806	264,771

LIABILITIES FOR INSURANCE CONTRACTS	15,527,197	-

PROVISIONS	9,480,262	8,915,245
Provisions for pensions and similar obligations	1,096,799	1,078,916
Provisions for contingent liabilities, commitments and other provisions	8,383,463	7,836,329

TAX LIABILITIES	9,456,537	6,156,101
Current	5,588,680	3,025,207
Deferred	3,867,857	3,130,894

OTHER LIABILITIES	4,227,768	3,526,962

TOTAL LIABILITIES	246,705,833	244,353,369

SHAREHOLDERS' EQUITY	68,706,363	49,317,582
Issued capital	62,612,455	47,152,201
Reserves	2,161,302	1,240,031

Profit for the year attributable to the Parent	5,507,606	2,378,395
Less: Dividends and remuneration	(1,575,000)	(1,453,045)

VALUATION ADJUSTMENTS	559,042	513,617
Available-for-sale financial assets	791,966	795,412
Cash flow hedges	(232,924)	(281,795)

MINORITY INTERESTS	1,338	5,279

TOTAL EQUITY	69,266,743	49,836,478

TOTAL LIABILITIES AND EQUITY	315,972,576	294,189,847

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais, except for per share data)

	2009	2008 (2)	2007 (3)

Interest and similar income	40,436,258	23,767,814	13,197,368
Interest expense and similar charges	(18,269,167)	(12,329,845)	(7,002,082)

INTEREST INCOME / (CHARGES)	22,167,091	11,437,969	6,195,286
Income from equity instruments	29,903	36,972	36,387
Income from companies accounted for by the equity method	295,414	112,330	5,884
Fee and commission income	7,148,164	4,809,014	3,363,518
Fee and commission expense	(910,402)	(555,311)	(265,546)
Gains/losses on financial assets and liabilities (net)	2,716,323	(1,286,113)	1,516,664
Held for trading	2,032,272	(1,214,846)	254,128
Other financial instruments at fair value through profit or loss	(10,132)	39,956	24,873
Financial instruments not measured at fair value through profit or loss	755,916	320,307	1,236,856
Other	(61,733)	(431,530)	807
Exchange differences (net)	(51,191)	1,475,779	381,587
Other operating income (expense)	(115,624)	(59,817)	132,924

TOTAL INCOME	31,279,678	15,970,823	11,366,704
Administrative expenses	(10,947,217)	(7,184,937)	(4,460,217)
Personnel expenses	(5,510,972)	(3,548,162)	(2,384,267)
Other general expenses	(5,436,245)	(3,636,775)	(2,075,950)
Depreciation and amortization	(1,248,612)	(846,005)	(579,746)
Provisions (net)	(3,480,693)	(1,230,317)	(1,196,412)
Impairment losses on financial assets (net)	(9,966,404)	(4,099,284)	(2,159,437)
Loans and receivables	(9,982,881)	(4,102,645)	(2,179,843)
Other financial instruments not measured at fair value through profit or loss	16,477	3,361	20,406
Impairment losses on other assets (net)	(900,554)	(77,277)	(298,082)
Other intangible assets (1)	(859,216)	(52,002)	(227,533)
Other assets	(41,338)	(25,275)	(70,549)
Gains on disposal of assets not classified as non-current assets held for sale	3,369,301	6,611	861
Gains on non-current assets held for sale not classified as discontinued operations	31,630	9,219	13,470

OPERATING PROFIT BEFORE TAX	8,137,129	2,548,833	2,687,141
Income taxes	(2,629,165)	(170,207)	(784,142)

CONSOLIDATED PROFIT FOR THE YEAR	5,507,964	2,378,626	1,902,999

Profit attributable to the Parent	5,507,606	2,378,395	1,902,999
Profit attributable to minority interests	358	231	-

EARNINGS PER SHARE (Brazilian reais)
Basic and diluted earnings per 1,000 share (reais)
Common shares	15.32	11.59	14.02
Preferred shares	16.85	12.75	15.43
Weighted average shares outstanding (in thousands) - Basic and diluted
Common shares	183,650,861	104,926,194	69,383,705
Preferred shares	159,856,132	91,168,064	60,285,449

(1) In 2009, includes impairment losses over the exclusivity contracts for provision of banking services in the amount of R$818,843 thousand. This impairment was recognized due   to: (i) change in the Law of the portability of current accounts which allowed customers to choose the bank which they want to receive their salaries; (ii) reduction on the market   value of contracts for provision of banking services; and (iii) the contracts termination experience.

(2) Includes the results of consolidation of Banco ABN Amro Real (Banco Real) since August 29, 2008.
(3) Does not include the results of Banco Real.

ADDITIONAL FINANCIAL INFORMATION

CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007
UNAUDITED ADDITIONAL FINANCIAL INFORMATION
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent

	Shareholders' Equity

	Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders’ Equity	Valuation Adjustments	Total	Minority Interests	Total Equity

Balances at January 1, 2007	6,831,448	1,263,450	-	-	(559,033)	7,535,865	1,583,868	9,119,733	57	9,119,790
Total recognized income and expense	-	-	-	1,902,999	-	1,902,999	(46,824)	1,856,175	-	1,856,175
Other Changes in Equity	-	-	-	-	-	-	-	-	-	-
Dividends/Remuneration	-	(559,033)	-	-	(1,705,735)	(2,264,768)	-	(2,264,768)	-	(2,264,768)
Capital increase	1,500,000	-	-	-	-	1,500,000	-	1,500,000	-	1,500,000
Other	-	(2,617)	-	-	-	(2,617)	-	(2,617)	-	(2,617)

Balances at December 31, 2007	8,331,448	701,800	-	1,902,999	(2,264,768)	8,671,479	1,537,044	10,208,523	57	10,208,580

Total recognized income and expense	-	-	-	2,378,395	-	2,378,395	(1,023,427)	1,354,968	231	1,355,199
Other Changes in Equity	-	-	-	-	-	-	-	-	-	-
Appropriation of profit for the year	-	1,902,999	-	(1,902,999)	-	-	-	-	-	-
Dividends/Remuneration	-	(2,264,768)	-	-	811,723	(1,453,045)	-	(1,453,045)	-	(1,453,045)
Capital increase	38,820,753	900,000	-	-	-	39,720,753	-	39,720,753	-	39,720,753
Other	-	-	-	-	-	-	-	-	4,991	4,991

Balances at December 31, 2008	47,152,201	1,240,031	-	2,378,395	(1,453,045)	49,317,582	513,617	49,831,199	5,279	49,836,478

Total recognized income and expense	-	-	-	5,507,606	-	5,507,606	45,425	5,553,031	358	5,553,389
Other Changes in Equity	-	-	-	-	-	-	-	-	-	-
Appropriation of profit for the year	-	2,378,395	-	(2,378,395)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,453,045)	-	-	(121,955)	(1,575,000)	-	(1,575,000)	-	(1,575,000)
Capital increase	15,460,254	-	-	-	-	15,460,254	-	15,460,254	(4,046)	15,456,208
Acquisition of own shares	-	-	(1,948)	-	-	(1,948)	-	(1,948)	-	(1,948)
Other	-	(4,079)	1,948	-	-	(2,131)	-	(2,131)	(253)	(2,384)

Balances at December 31, 2009	62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

UNAUDITED ADDITIONAL FINANCIAL INFORMATION AS OF DECEMBER 31, 2009 AND 2008

(Amounts in thousands of Brazilian Reais - R$, unless otherwise indicated)

FINANCIAL ASSETS

a) Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Bank’s financial assets, other than the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at December 31, 2009 and 2008 is as follows:

Thousands of Reais	2009

		Other
		Financial
		Assets at
	Financial	Fair Value	Available-for-
	Assets Held	through	Sale Financial	Loans and
	for Trading	Profit or Loss	Assets	Receivables

Loans and advances to credit institutions	67,170	1,907,265	-	24,228,143
Loans and advances to customers	-	389,113	-	127,934,811
Of which:
Loans and advances to customers, gross	-	389,113	-	138,005,290
Impairment losses	-	-	-	(10,070,479)
Debt instruments	12,554,035	210,973	44,745,924	-
Equity instruments	2,544,441	13,787,109	1,660,196	-
Trading derivatives	4,950,006	-	-	-
Total	20,115,652	16,294,460	46,406,120	152,162,954

Thousands of Reais	2008

		Other
		Financial
		Assets at
	Financial	Fair Value	Available-for-
	Assets Held	through	Sale Financial	Loans and
	for Trading	Profit or Loss	Assets	Receivables

Loans and advances to credit institutions	-	4,046,898	-	29,691,635
Loans and advances to customers	-	1,434,789	-	133,033,471
Of which:
Loans and advances to customers, gross	-	1,434,789	-	141,214,627
Impairment losses	-	-	-	(8,181,156)
Debt instruments	10,011,999	93,274	29,491,191	-
Equity instruments	678,993	-	1,244,490	-
Trading derivatives	9,295,008	-	-	-
Total	19,986,000	5,574,961	30,735,681	162,725,106

b) VALUATION ADJUSTMENTS FOR IMPAIRMENT OF FINANCIAL ASSETS

Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” on December 31, 2009 and 2008, were as follows:

Thousands of Reais	2009	2008

Balance at beginning of the year	8,181,156	2,249,432
Acquired Companies	-	4,717,191
Impairment losses charged to income for the period – loans and receivables	10,520,389	4,533,301
Write-off of impaired balances against recorded impairment allowance	(8,631,066)	(3,318,768)
Balance at end of the year	10,070,479	8,181,156
Recoveries of loans previously charged off	537,508	430,656

Considering the amounts of “Recoveries of loans previously charged off” and those recognized under “Impairment losses charged to income”, the impairment losses recognized in income statements on “Loans and Receivables” amounted to R$9,982,881 thousand and R$4,102,645 thousand in December 31, 2009 and 2008, respectively.

ADDITIONAL FINANCIAL INFORMATION

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and Receivables” considered to be impaired due to credit risk on December 31, 2009 and 2008:

Thousands of reais	2009	2008

Balance at beginning of the year	7,730,464	2,092,787
Net additions	10,800,486	5,035,515
Written-off assets	(8,631,066)	(3,318,768)
Increase in scope of consolidation	-	3,920,930
Balance at end of the year	9,899,884	7,730,464

INVESTENTS IN ASSOCIATES

a) Breakdown

The breakdown, by company, of the balance of “Investments in Associates ” is as follows:

	Participation %		Investments		Results of Investments

Thousands of Reais	2009	2008	2009	2008	2009	2008

Norchem Holding e Negócios S.A.	21.75%	21.75%	24,056	21,186	2,870	1,899
Norchem Participações e Consultoria S.A.	50.00%	50.00%	28,918	27,621	1,297	3,046
Companhia de Crédito, Financiamento e
Investimento RCI Brasil	39.64%	39.59%	101,303	82,087	16,720	2,639
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	189,088	179,072	13,133	4,548
Celta Holding S.A.	26.00%	25.99%	65,612	61,468	4,267	30,676
ABN AMRO Brasil Dois Participações S.A. (5)	-	-	-	-	126,442	-
Real Seguros Vida e Previdência S.A. (current
denomination of Real Tokio Marine Vida e
Previdência S.A.) (4)	-	49.99%	-	86,980	8,766	14,338
Diamond Finance Promotora de Vendas (5)	-	25.50%	-	787	106	564
Fonet Brasil S.A. (3) (5)	-	50.99%	-	7,644	(1,324)	(539)
Companhia Brasileira de Meios de Pagamento -
Visanet (2) (5)	-	14.87%	-	104,409	115,796	50,726
Cibrasec - Companhia Brasileira de Securitização (2)	13.64%	13.64%	10,145	9,933	475	(49)
Tecban - Tecnologia Bancária S.A. (5)	-	20.68%	-	32,044	531	271
Companhia Brasileira de Soluções e Serviços -
CBSS (2) (5)	-	15.32%	-	20,364	6,335	3,892
Interchange Serviços S. A. (1) (6)	-	-	-	-	-	319
Total			419,122	633,595	295,414	112,330

(1)Changes in the scope of consolidation
(2)Although the participations were less than 20%, the bank presumed significant influence on such participations, which was evidenced due to the bank’s representation on the board of directors of investees, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investees. (3)Although the Bank possesses a minimum of 50% on each of these companies, they are not consolidated, as the Bank does not have control of such entities, either through veto rights or other shareholders’ agreement items.
(4) The company has become consolidated by the Bank, as part of the merger of Santander Seguros into the Bank, approved on August 14, 2009, and incorporated by Santander Seguros in September 2009.
(5) Investment sold in 2009.
(6) Investment sold in 2008.

INTANGIBLE ASSETS
a) Goodwill

The goodwill recorded is subject to impairment test at least annually or whenever there are indications of impairment.

For this purpose, management estimates of cash flow that is subject to several factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could result in a different result.

Based on the assumptions described above the tests carried out did not identify any impairment on goodwill.

The changes of goodwill in December, 31 2009 and 2008 were as follows:

Thousands of Reais

	2009	2008

Balance at beginning of the year	27,613,110	-
Aquisitions:
BancoABN Amro Real S.A. (1)	-	27,613,110
Real Seguros Vida e Previdência	1,094,671	-
Disposals:
ABN AMRO Brasil Dois Participações S.A.	(321,841)	-
Companhia Brasileira de Meios de Pagamento - Visanet	(73,704)	-
balance at the end of the year	28,312,236	27,613,110

(1) Includes the adjusted amount of R$124,684 thousand in June 30, 2009, related to fair value’s provisions revision, as allowed by IFRS 3.

FINANCIAL LIABILITIES

a) Breakdown and detail

The breakdown, by nature and category for measurement purposes, of the Bank’s financial liabilities, other than “Hedging Derivatives”, at December 31, 2009 and 2008 is as follows:

	2009

Thousands of Reais		Other Financial
	Financial liabilities	Liabilities at Fair Value	Financial Liabilities at
	Held for Trading	through Profit or Loss	Amortized Cost

Deposits from the Brazilian Central Bank	-	-	240,113
Deposits from credit institutions	-	1,795	20,955,846
Customer deposits	-	-	149,440,156
Marketable debt securities	-	-	11,439,010
Trading derivatives	4,401,709	-	-
Subordinated liabilities	-	-	11,304,445
Short positions	33,025	-	-
Other financial liabilities	-	-	10,188,164
Total	4,434,734	1,795	203,567,734

		2008

Thousands of Reais		Other Financial
	Financial Liabilities	Liabilities at Fair Value	Financial Liabilities at
	Held for Trading	through Profit or Loss	Amortized Cost

Deposits from the Brazilian Central Bank	-	-	184,583
Deposits from credit institutions	-	307,376	26,325,636
Customer deposits	-	-	155,494,839
Marketable debt securities	-	-	12,085,655
Trading derivatives	11,197,268	-	-
Subordinated liabilities	-	-	9,197,429
Short positions	12,332	-	-
Other financial liabilities	-	-	10,685,172
Total	11,209,600	307,376	213,973,314

PROVISIONS

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2009	2008

Provisions for pensions and similar obligations	1,096,799	1,078,916
Provisions for commitments and other provisions (1)	8,383,463	7,836,329
Provisions	9,480,262	8,915,245
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies

ADDITIONAL FINANCIAL INFORMATION

b) Provisions for commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the fi nancial statements.

Management understands that the recognized reserves are suffi cient to cover probable losses on the lawsuits.

i. Legal obligations and tax social

In November 2009, the Bank and its controlled entities joined the program of installments and payment of tax debts and social security established by Law 11941/2009. The main processes included in this program were: (i) Deductibility of CSLL, in which the entities were claiming the deduction of CSLL in the calculation of IRPJ. (ii) lawsuit fi led by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for fi nancial institutions as compared to the rate for non-fi nancial companies (8% - 10) and (iii) Concurrency IRPJ, in which ABN Leasing intended to reconcile for income tax depreciation expense in the same period of recognition of revenue from leasing consideration.

Considering the rules established in this Law, the accounting effects of tax and social security contingencies included as cash payment, were recorded at the time of entry into the program. As a result, was settled contingent tax liabilities in the amount of R$ 1,344,860 through the payment (R$ 422,857) and the conversion of guarantee deposits (R$ 731,160). It was recorded in the income of the year a net gain of R$ 207,603 before taxes. It was not used tax loss carryforwards or social contribution in the settlement of these tax debts as authorized by the Law.

The Bank and its subsidiaries also accepted to split the tax debts and social security, which may be settled at a later date after the formal consolidation of debts, to be held by the Federal Revenue Service, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of a split as it was not possible to identify and quantify the processes to be included in the program and its accounting effects.

The main judicial and administrative proceedings involving tax and social security obligations that remain after the application of Law n° 11.941/09 are:

- PIS and Cofi ns - R$3,734,078 thousand (2008 - R$2,210,489 thousand): lawsuit fi led by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law No. 9718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofi ns were levied only on revenues from services and sale of goods.

- CSLL - equal tax treatment - R$258,985 thousand (2008 - R$ 502,948 thousand) - lawsuit fi led by several companies of the group challenging the application of an increased CSLL rate (18% - 30%) for fi nancial institutions as compared to the rate for non-fi nancial companies (8% - 10%). These proceedings were not subject of the application of Law n° 11.941/09.

- Increase in CSLL tax rate - R$552,228 thousand (2008 – 131,761 thousand) - the Bank and other companies of the conglomerate fi led for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11.727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

- Service Tax (ISS) - Financial Institutions - R$268,845 thousand (2008 - R$279,554 thousand): refers to administrative and judicial proceedings with several municipalities that require the payment of ISS on several revenues from operations that usually do not qualify as service provision.

- Social Security Contribution (INSS) - R$209,045 thousand (2008 - R$163,896 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and salary premium for education on amounts that normally are not of a salary nature.

- Allowance for doubtful accounts - R$209,559 thousand (2008 - R$205,714 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in calendar 1995, alleging that the tax criteria in effect at the time were not complied with.

ii. Labor contingencies

These are lawsuits brought by labor unions and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefi t lawsuits.

For labor claims considered to be similar and usual, provisions are recognized based on the history of payments made. Labor claims that do not fi t into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Lawsuits for indemnity seek indemnity for property damage and/ or moral, relating to the consumer relationship on matters related to credit cards, bank accounts, collection and loans. There are also collection lawsuits related to the elimination of infl ation effects in savings and escrow deposit accounts deriving from the Economic Plans (Bresser, Verão, Collor I and II) and other matters.

For civil lawsuits considered to be similar and usual, provisions are recognized based on the history of payments made. Civil lawsuits that do not fi t into the previous criterion are accrued according to the individual assessment made, and provisions are recognized according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

On September 1, 2009, we reached an settlement with the non-controlling stockholders of the extinct Banco Noroeste related to the lawsuits filed against the corporate events that occurred in 1998 and 1999 and the lawsuits were terminated. This settlement and the resulting termination of the lawsuits have already been confirmed by courts.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$430,357, R$61,141 and R$33,601 (2008 - R$459,291, R$137,861 and R$57,386), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$525,099 (2008 - R$654,538), recorded under “Other receivables - other”. These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, civil and labor matters assessed by the legal counsels as possible losses, which were not accounted for. The main lawsuits are:

- CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM) and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals judged the administrative proceedings, annulling the infraction notice of Santander DTVM and confirming the infraction notice of the Bank. It is awaiting a trial filed by the bank, in face of order dismissing the continuity of the appeal. The updated amount of each proceeding is approximately R$515 million.

- IRPJ and CSLL on Reimbursement arising from Contractual Guarantees – in December 2007, the Federal Revenue Service issued an Infraction Notice in the amount of R$320 million against Banco Santander S.A. The notice refers to the collection of IRPJ and CSLL for tax year 2002 on amounts reimbursed by the former controlling stockholder of Banco Santander S.A. for payments made by the Bank that were the responsibility of the controlling stockholder. The Federal Revenue Service understood that the amount deposited in favor of Santander S.A. is not a reimbursement but a taxable income. The Bank has filed an administrative defense and the decision was unfavorable. The updated amount of each proceeding is approximately R$381 million.

- Losses on lending operations - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of losses on lending operations once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$224 million.

- CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The judicial and administrative proceedings are awaiting judgment. The updated amount involved is approximately R$165 million.

- CSLL - equal tax treatment - Lawsuit regarding the difference in social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. There is a lawsuit awaiting judgment and other appeals pending decisions. The adjusted amount involved is approximately R$162 million.

- CSLL – final and unappealable decision - seeks ensuring the right not to recognize the tax credit formalized by the Federal Revenue Service, regarding alleged irregularities in the payment of CSLL, as the Entity obtained a final and unappealable decision canceling the payment of CSLL under Laws 7689/1988 and 7787/1989. The appeals filed with the Regional Federal Court are awaiting decision. The updated amount involved is approximately R$148 million.

- Semiannual Bonus or Profit Sharing - labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court; to date the decision has not been published. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

- Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - the former Banco Santander S.A. (former controlling stockholder of Banespa) filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. The updated amount involved is approximately R$345 million.

ADDITIONAL FINANCIAL INFORMATION

EQUITY

a) Issued capital

According to the bylaws, the Bank’s capital may be increased to the limit of authorized capital, regardless of statutory, by resolution of our Board of Directors and through the issuance of up to 500 billion new shares, within the limits legally established as the number of preferred shares. Any increase in capital in excess of this limit will require the approval of the stockholders. The paid-up capital is represented by 399,044,117 thousand without par value, of which 212,841,732 thousand are common shares and 186,202,385 thousand are preferred shares (in 2008, total of shares was 325,758,283 thousand, with 174,292,416 thousand common shares and 151,465,867 thousand preferred shares).

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may determine the payment of interim dividends out of earnings based on (i) semiannual balance sheets or earning reserves; or (ii) balance sheets issued on shorter periods, in which case the distribution of dividends shall not exceed the amount of capital reserves. These interim payments are offset against the annual mandatory dividend.

	2009

	Thousands of Reais(5)	Reais per Thousand Shares / Units

		Common	Preferred	Units

Interest on capital based on interim net income for the period of December 31, 2009 (1)	340,000	0.997	1.097	n.a.
Interest on capital based on interim net income for the period of December 31, 2009 (2)	285,000	0.836	0.920	n.a.
Intermediate Dividends for the period of December 31, 2009-(3)	327,400	0.784	0.862	86.227
Intercalary Dividends for the period of December 31, 2009 (3)	422,600	1.012	1.113	111.300
Interest on capital based on interim net income for the period of December 31, 2009 (3) (4)	200,000	0.479	0.527	52.674
Total in December 31, 2009	1,575,000

(1) Approved by the Management Committee in April, 2009. Common shares - R$0.8478 e Preferred shares - R$0.9326, after taxes.
(2) Approved by the Management Committee in June, 2009. Common shares - R$0.7107 e Preferred shares - R$0.7817, after taxes.
(3) Approved by the Management Committee in December, 2009.
(4) Common shares - R$0.4070 e Preferred - R$0.4477, after taxes e Units R$44.7728.
(5) The amount related to the intermediate dividends, intercalary dividends and interest on capital are fully input into the mandatory dividends, which will be paid on February 22, 2010, without any additional amount for monetary for monetary correction.

	2008

	Thousands of Reais	Reais per Thousand Shares / Units

		Common	Preferred	Units

Interest on capital based on interim net income for the period of December 31, 2008 (1)	752,807	2.208	2.429	n.a.
Interest on capital based on interim net income for the period of December 31, 2008 (1)	217,193	0.637	0.701	n.a.
Dividends from constituted reserves for the period of December 31, 2008 (1)	3,045	0.009	0.010	n.a.
Interest on capital based on interim net income for from December, 2008 (1) (2)	480,000	1.408	1.549	n.a.
Total in December 31, 2008	1,453,045

(1)  Approved by the Management Committee in December 2008
(2)  Common Shares - R$1.1969 and preferred shares - R$1.3166, after taxes

c) Treasury shares

In February 2009, the Bank acquired 25,395 thousands of shares of its own issue at a cost of R$ 1,948 thousand. In August 2009, was considered at the Extraordinary stockholder´s meeting, the cancellation of the shares held in treasury, without reduction in capital through the absorption of R$ 1,948 thousand against capital reserves.

OPERATING SEGMENTS

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete fi nancial information is available.

Following such guidance, the Bank has identifi ed the following business segments as its operating segments:

  Commercial Banking.

  Global Wholesale Banking,

  Asset Management and Insurance (2008 - Asset Management and Brokerage).

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment refl ects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The condensed income statements and other signifi cant data are as follows:

Thousands of Reais (Condensed) Income Statement	2009

	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	20,260,381	1,766,812	139,898	22,167,091
Income from equity instruments	29,903	-	-	29,903
Income from company accounted for by the equity method	295,414	-	-	295,414
Net fee and commission income	4,969,848	863,326	404,588	6,237,762
Gains/losses on financial assets and liabilities and exchanges differences	1,751,572	859,209	54,351	2,665,132
Other operating income/(expenses)	(280,861)	(22,540)	187,777	(115,624)
TOTAL INCOME	27,026,257	3,466,807	786,614	31,279,678
Personnel expenses	(4,971,773)	(474,295)	(64,904)	(5,510,972)
Other general expenses	(5,213,092)	(175,017)	(48,136)	(5,436,245)
Depreciation and amortization of tangible and intangible assets	(1,175,995)	(38,635)	(33,982)	(1,248,612)
Provisions (net)	(3,389,253)	(45,050)	(46,390)	(3,480,693)
Impairment losses on financial assets (net)	(9,883,382)	(83,022)	-	(9,966,404)
Impairment losses on non-financial assets (net)	(899,172)	-	(1,382)	(900,554)
Other non-financial gains/(losses)	3,400,931	-	-	3,400,931
PROFIT BEFORE TAX	4,894,521	2,650,788	591,820	8,137,129

Other aggregates:
Total assets	269,457,520	46,515,056	-	315,972,576
Loans and advances to customers	95,176,323	33,147,601	-	128,323,924
Customer deposits	128,127,568	21,312,588	-	149,440,156

Thousands of Reais	2008

(Condensed) income statement			Asset
		Global	Management
	Commercial	Wholesale	and
	Banking	Banking	Brokerage	Total

NET INTEREST INCOME	10,191,650	1,213,502	32,817	11,437,969
Income from equity instruments	36,972	-	-	36,972
Income from company accounted for by the equity method	112,330	-	-	112,330
Net fee and commission income	3,602,255	449,289	202,159	4,253,703
Gains/losses on financial assets and liabilities and exchanges differences	(358,011)	540,636	7,041	189,666
Other operating income/(expenses)	(21,570)	(37,782)	(465)	(59,817)
TOTAL INCOME	13,563,626	2,165,645	241,552	15,970,823
Personnel expenses	(3,104,942)	(403,671)	(39,549)	(3,548,162)
Other general expenses	(3,485,160)	(129,640)	(21,975)	(3,636,775)
Depreciation and amortization of tangible and intangible assets	(797,536)	(44,065)	(4,404)	(846,005)
Provisions (net)	(1,160,918)	(38,638)	(30,761)	(1,230,317)
Impairment losses on financial assets (net)	(4,076,108)	(23,176)	-	(4,099,284)
Impairment losses on non-financial assets (net)	(77,267)	-	(10)	(77,277)
Other non-financial gains/(losses)	15,830	-	-	15,830
PROFIT BEFORE TAX	877,525	1,526,455	144,853	2,548,833

Other aggregates:
Total assets	243,957,824	50,232,023	-	294,189,847
Loans and advances to customers	106,317,159	28,151,101	-	134,468,260
Customer deposits	117,516,868	37,977,971	-	155,494,839

Additionally, the Bank does not have any customers that individually accounted for 10% or greater of our interest and similar income for 2009 and 2008.

RELATED PARTY TRANSACTION

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties:

a) Management compensation

At the Stockholders’ meeting was defined to maximum aggregate compensation for the Board of Directors and Executive Officers the amount of R$225,554 thousands. In 2008, the management compensation, made reference to the amount defined by Santander´s Stockholders and Banco Real Conglomerate´s compensation since August 29, 2008, totaling R$108.702.

i) Short-term benefits

Board of Directors’ and Executive Board’s compensation:

Thousands of Reais	2009	2008

Fixed compensation	35,258	16,017
Variable compensation	121,490	55,421
Other	6,294	4,335
Total	163,042	75,773

ii) Contract termination

Employment contracts have an undefined period. The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

In conformity with prevailing regulations, financial institutions cannot grant loans or advances to:

a) any individuals or legal entities that control the institution or any entity under joint control with the institution, or any officer, member of the board of directors, member of the supervisory board, or member of the immediate family of such individuals;

b) any entity controlled by the institution; or

c) any entity in which the Bank holds, directly or indirectly, 10% or more of the capital.

Accordingly, loans or advances are not granted to any subsidiaries, executive officers, members of the board of directors or their families.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2009 and 2008 exceeding five percent of total shares.

In Thousands	December 31, 2009

Stockholders’	Common Shares	Common Sahres (%)	Preferred Shares	Preferred Sahres (%)	Total Shares	Total Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S/A (2)	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding (1)	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board of Director	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Other	33,283,259	15.7%	31,758,342	17.0%	65,041,601	16.4%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(2) The Merger of Santander Seguros’ shares, led to mutual participation between Banco Santander and Santander Seguros, which will be eliminated within a maximum period of one year from the Extraordinary General Meeting that approved the merger of shares, in accordance with the current regulation.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

In Thousands	December 31, 2008

Stockholders’	Common Shares	Common Sahres (%)	Preferred Shares	Preferred Sahres (%)	Total Shares	Total Shares (%)

Grupo Empresarial Santander, S.L. (1)	72,504,460	41.6%	61,391,761	40.5%	133,896,221	41.1%
Sterrebeeck B.V. (1)	99,048,194	56.8%	86,076,161	56.8%	185,124,355	56.8%
Members of the Board of Directors	(*)	(*)	(*)	(*)	133,896,221	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	185,124,355	(*)
Other	2,739,762	1.6%	3,997,945	2.7%	6,737,707	2.1%
Total	174,292,416	100.0%	151,465,867	100.0%	644,778,859	100.0%

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.
(1) Companies of the Santander Spain Group.

STOCK OPTION PLANS

The main assumptions used as of December 31, 2009 have not changed signifi cantly from those indicated in the consolidated fi nancial statements for December 31, 2008.

OTHER DISCLOSURES

a) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2009	2008

Investment funds	95,324,100	76,777,598
Assets under management	3,083,043	3,624,448
	98,407,143	80,402,046

b) Third-party securities held in custody

At December 31, 2009, the Bank held in custody debt securities and equity instruments totaling R$94,949,464 thousand (2008 - R$80,454,575 thousand) entrusted to it by third parties.

ADDITIONAL FINANCIAL INFORMATION

SUPLEMENTAR INFORMATION – RECONCILIATION OF SHAREHOLDERS’ EQUITY AND NET INCOME OF THE BANK (NOT REQUIRED UNDER IFRS FOR THE YEAR ENDED DECEMBER 31, 2009, 2008 AND 2007).

Following the Brazilian Securities Commission (CVM) Instruction 457 from 13/07/07, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

Thousands of Reais	Note	2009	2008

Shareholders’ equity attributed to the parent under Brazilian GAAP		64,492,694	48,756,557
IFRS adjustments, net of taxes:
Pension plan discount rate	e	(174,218)	(179,343)
Classification of financial instruments at fair value through profit or loss	f	19,440	43,675
Redesignation of financial instruments to available-for-sale	a	555,104	552,854
Impairment on loans and receivables	b	960	(234,300)
Accounting under equity method	c	(15,078)	(5,970)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	217,205	174,116
Reversal of goodwill amortization and others	h	3,424,772	376,766
Mark to market of foreign currency forward	i	(30,186)	(11,069)
Impairment losses of other financial assets	j	31,773	32,200
Impairment losses on non financial assets	d	17,439	1,542
Realization on purchase price adjustments	k	727,101	315,992
Other		(1,600)	8,179
Shareholders' equity attributed to the parent under IFRS		69,265,405	49,831,199
Minority interest under IFRS		1,338	5,279
Shareholders' equity (including minority interest) under IFRS		69,266,743	49,836,478

Thousands of Reais	Note	2009	2008	2007

Net income attributed to the parent under Brazilian GAAP		1,805,899	1,580,614	1,845,396
IFRS adjustments, net of taxes:
Pension plan discount rate	e	5,125	6,966	12,501
Classification of financial instruments at fair value through profit or loss	f	(6,687)	34,015	9,660
Redesignation of financial instruments to available-for-sale	a	(15,243)	49,260	(11,220)
Accounting under equity method	c	-	(16,897)	(758)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	g	43,089	(39,716)	71,898
Reversal of goodwill amortization and others	h	3,030,122	376,766	-
Impairment on loans and receivables	b	235,260	27,720	(25,080)
Mark to market of foreign currency forward	i	(19,117)	(11,069)	-
Impairment losses of other financial assets	j	(427)	32,200	-
Impairment losses on non financial assets	d	15,897	13,332	2,310
Realization on purchase price adjustments	k	411,109	315,992	-
Other		2,579	9,212	(1,708)
Net income attributed to the parent under IFRS		5,507,606	2,378,395	1,902,999
Minority interest under IFRS		358	231	-
Net income (including minority interest) under IFRS		5,507,964	2,378,626	1,902,999

a) Redesignation of fi nancial instruments to available-for-sale:

Under BR GAAP, the Bank accounts for certain investments in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classifi ed these investments as available-for-sale, measuring them at fair value with the changes recognized in other comprehensive income, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, based on the guidance provided by IAS 39 “Financial Instruments: Recognition and Measurement”, the Bank estimates the allowance for loan losses based on historical experience of impairment and other circumstances known at the time of assessment. Such criteria differs in certain aspects, to the criteria adopted under BR GAAP (*), which uses certain regulatory limits defi ned by the BACEN for purposes of allowance for loan losses calculation.

(*) Accounting standard adopted by the BACEN and CVM.

c) Accounting under equity method:

Under Brazilian GAAP, investments in certain associates are accounted for at cost, as they do not meet the criteria, under these accounting principles, to be accounted for using the equity method. Such criteria include total ownership of at least 10% and the relevance of the investment in the associate in relation to the investors total equity. Under IFRS, in accordance with IAS 28 Investments in Associates, an investment in an associate which the investor has signifi cant infl uence, even if less than 20% of ownership, is accounted for using the equity method of accounting. In accordance to Resolution CMN No. 3.619, BR GAAP has been amended to converge with the guidance provided by IAS 28.

d) Impairment losses on tangible assets:

Under BR GAAP, impairment losses on certain tangible assets relating to the Bank’s branches were recognized during the year ended December 31, 2008 as a result of the adoption of CPC 01, “Reduction in the Recoverable Value of Assets.” CPC 01 changed the methodology used in BR GAAP to converge to IFRS (IAS No. 36, “Impairment of Assets.”). Prior to the issuance of CPC 01, the Bank grouped together certain branch assets when evaluating for recoverability. Under IFRS, the Bank evaluates these assets for impairment at the level of each individual branch, in which for the Bank represents a cash generating unit in accordance with IAS 36 “Impairment of Assets”

e) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefi t obligations refl ects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefi ts”, the rate used to discount post-employment benefi t obligations was determined by reference to market yields at the end of the reporting period on high quality bonds.

f) Classifi cation of fi nancial instruments at fair value through profi t or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value thought profi t or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. The Bank has selected such classifi cation basis as it eliminates an accounting mismatch in the recognition of income and expenses.

g) Deferral of fi nancial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, fi nancial fees, commissions and inherent costs that are integral part of effective interest rate of fi nancial instruments measured at amortized cost are recognized in profi t or loss over the term of the corresponding contracts.

h) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is as a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

i) Mark to Market of Foreign Currency Forward:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, foreign currency forward contracts are derivatives that are recorded at fair value. Under BR GAAP, these contracts are recorded at amortized cost.

j) Impairment of other assets:

Under IFRS, the Bank estimated the impact of accounting for allowance other assets, which is different, in certain aspects, to the criteria adopted under BR GAAP..

k) Realization on purchase price adjustments

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifi able intangible assets with fi nite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates to the following items:

- The amortization related to the step up in the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

- The amortization of the identifi ed intangible assets with fi nite lives over their estimated useful lives (over 10 years)

ADDITIONAL FINANCIAL INFORMATION

SUBSIDIARIES OF BANCO SANTANDER (BRAZIL) S.A.

Thousands of Reais Direct and Indirect controlled by Banco Santander (Brasil) S.A.

		Participation %		Stockholders’ Equity	Net Income (Losses)

	Activity	Direct	Indirect

Santander Seguros S.A. (5)	Insurance and Pension Plans	100.00%	100.00%	2,360,554	263,700
Santander S.A. Corretora de Câmbio e Títulos	Broker	99.99%	100.00%	246,394	54,919
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset manager	100.00%	100.00%	237,661	30,846
Banco BANDEPE S.A. (1)	Bank	100.00%	100.00%	4,015,044	349,539
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	11,720,578	1,056,756
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	685,460	62,518
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	3,809	172
Santander Brasil Administradora de Consórcio Ltda. (3)	Buying club	100.00%	100.00%	92,925	38,470
Real Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	9,616	3,053
Santander Advisory Services S.A. (4)	Other Activities	100.00%	100.00%	131,902	13,867
Companhia Real Distribuidora de Títulos e Valores Mobiliários	Dealer	100.00%	100.00%	82,625	6,596
Santander Corretora de Câmbio e Valores Mobiliários S.A. (6)	Broker	99.99%	100.00%	40,200	444
Real Argentina S.A.	Other Activities	98.99%	98.99%	53	(126)
Webmotors S.A.	Other Activities	100.00%	100.00%	40,762	11,743
Agropecuária Tapirapé S.A.	Other Activities	99.07%	99.07%	6,797	355
Real CHP S.A.	Holding	92.78%	92.78%	4,112	3,614

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A. (5)	Insurance and Pension Plans	-	100.00%	144,634	14,859
Santander Capitalização S.A. (5)	Savings and annuities	-	100.00%	386,870	138,222

Controlled by Companhia Real Distribuidora de Títulos e Valores Mobiliários
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	67,784	5,030

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance	-	100.00%	63,762	11,162
Real Corretora de Seguros S.A.	Insurance	-	100.00%	63,792	47,162

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	67	-

(a) Company over which effective control is exercised.
(1) Current denomination of Banco de Pernambuco S.A. - BANDEPE.
(2) Current denomination of Real Leasing S.A. Arrendamento Mercantil.
(3) Current denomination of ABN AMRO Administradora de Consórcio Ltda.
(4) Current denomination of ABN AMRO Advisory Services S.A.
(5) Consolidated companies with income from July 2009.
(6) Current denomination of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 04, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President